UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

Commission File Number: 001-31221

Total number of pages: 69

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: May 20, 2016	By:	/S/ KATSUYUKI TAKAGI
Katsuyuki Takagi Head of Investor Relations

Information furnished in this form:

1.    English translation of Notice of Convocation of the 25th Ordinary General Meeting of Shareholders

Notice of Convocation of the 25th Ordinary

General Meeting of Shareholders

NTT DOCOMO, INC.

This is an English translation of the Notice of Convocation of the Ordinary General Shareholders Meeting for the 25th Fiscal Year (“the Notice”) of NTT DOCOMO, INC. and its subsidiaries (“DOCOMO,” the “Company,” “we,” or “our Group”). This translation includes a translation of the audit report of KPMG AZSA LLC, DOCOMO’s independent auditor, of the financial statements included in the original Japanese language Notice. KPMG AZSA LLC has not audited and makes no warranty as to the accuracy or otherwise of the translation of the financial statements or other financial information included in this translation of the Notice.

New Brand Statement	1

Message from the President	2

Notice of Convocation of the 25th Ordinary General Meeting of Shareholders	3

(Attachments)

Business Report	19

Consolidated Balance Sheet [U.S.GAAP]	52

Consolidated Statement of Income [U.S.GAAP]	53

Consolidated Statement of Changes in Equity [U.S.GAAP]	54

(Reference) Consolidated Statement of Comprehensive Income [U.S.GAAP]	55

Non-Consolidated Balance Sheet	56

Non-Consolidated Statement of Income	57

Non-Consolidated Statement of Changes in Net Assets	58

Independent Auditors’ Report regarding the Consolidated Financial Statements	60

Independent Auditors’ Report regarding the Non-Consolidated Financial Statements	62

Audit Report of Audit & Supervisory Board	64

NEW BRAND STATEMENT

The new of today, the norm of tomorrow

DOCOMO has embarked on a new challenge:

connecting the separate elements of daily life

to achieve levels of convenience and enjoyment never seen before.

We call it “smart innovation.”

Security and peace of mind, health, education,

and all the other pleasures that go to make up life –

we are proposing optimum connections for each individual,

taking the provision of information and enjoyment of life a giant step forward.

To make this a reality, we are supporting innovation across a wide range of businesses.

And beyond this, we are also actively developing novel solutions to the challenges facing society.

This culture of challenge and innovation is deeply rooted at DOCOMO.

For us, however, it’s not simply about creating products and services that are new; it’s about creating things that, before you know it,

become essential or even taken for granted in daily life.

We firmly believe the lifestyles that “smart innovation”

makes possible will become the standard, so deeply ingrained they are hardly noticed.

We envisage a time when the new becomes everybody’s taken-for-granted standard,

and we are working towards that day with everything at our command.

MESSAGE FROM THE PRESIDENT

Dear Shareholders:

I am delighted to present this convocation notice for the general shareholders meeting for the 25th fiscal year (from April 1, 2015 to March 31, 2016).

First of all, I would like to extend our deepest condolences and sympathy to all those affected by the 2016 Kumamoto earthquakes. Although there had been a temporary disruption of our mobile communications services in the areas around Kumamoto, we have completely restored services in all areas by April 27, 2016. We pray for the health of the people in the disaster-stricken areas and the earliest possible recovery of the region.

For the fiscal year ended March 31, 2016 (FY2015), we achieved a steadfast recovery in various operational indicators and operating income by addressing the three pillars of expansion of telecommunications services revenues, growth of smart life business and other businesses and cost efficiency improvement, which allowed us to make a huge progress toward the attainment of our medium-term targets.

Positioning the fiscal year ending March 31, 2017 (FY2016) as the year of a “vibrant leap for growth beyond recovery,” we will manage our business toward the goal of delivering our medium-term targets one year ahead of the original plan by reinforcing the comprehensive strengths of the Company, while concurrently promoting the “+d” value co-creation initiatives jointly with external partners. Through these efforts, we intend to provide new values to customers as we contribute to bring more affluence to society by providing solutions to pressing social issues

As always, I ask for your continued goodwill and support.

May 2016

Kaoru Kato
President and CEO

Tokyo Stock Exchange: 9437

New York Stock Exchange: DCM

May 25, 2016

To Shareholders

NTT DOCOMO, INC.

11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo, Japan

President and CEO: Kaoru Kato

NOTICE OF CONVOCATION OF

THE 25th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 25th Ordinary General Meeting of Shareholders of the Company (the “Meeting”) will be held as described below.

Details

1. Date and Time:	Thursday, June 16, 2016 at 10:00 a.m. (Japan Standard Time)

2. Place of the Meeting:	Tsuru-no-ma, The Main Banquet Floor

Hotel New Otani

4-1, Kioi-cho, Chiyoda-ku, Tokyo, Japan

3.	Matters to be dealt with at the Meeting:

Matters to be reported:

1)	Report on Business Report, Consolidated and Non-Consolidated Financial Statements for the 25th Fiscal Year (from April 1, 2015 to March 31, 2016).
2)	Report on Results of Audit of Consolidated Financial Statements by Registered Public Accountants and Audit & Supervisory Board.

Matters to be resolved:

First Item of Business:	Appropriation of Retained Earnings

Second Item of Business:	Election of Fifteen (15) Directors

Third Item of Business:	Election of One (1) Audit & Supervisory Board Member

A copy of the Business Report and our Consolidated and Non-Consolidated Financial Statements and a certified copy of the Independent Auditor’s Report and the Audit Report of Audit & Supervisory Board for the 25th Fiscal Year required to be attached are included as pages 19-64 hereto.

In accordance with the applicable laws and regulations, and the provisions of Article 16 of the Company’s Articles of Incorporation, we have posted the Notes to the Consolidated and Non-Consolidated Financial Statements, which comprise the Attachments to this Notice of Convocation of the 25th Ordinary General Meeting of Shareholders, at the Company’s following web site:

(https://www.nttdocomo.co.jp/english/corporate/ir/event/meeting/index.html) instead of including them herein.

Our Consolidated and Non-Consolidated Financial Statements included in the Attachments to the Notice of Convocation of the 25th Ordinary General Meeting of Shareholders are part of our Consolidated and Non-Consolidated Financial Statements audited by the Independent Auditor in preparing the Independent Auditor’s Report.

Should any revision be needed with regard to the Reference Materials for the Ordinary General Meeting of Shareholders, Business Report or Consolidated and Non-Consolidated Financial Statements, the Company will publish such revision on its website:

https://www.nttdocomo.co.jp/english/corporate/ir/event/meeting/index.html

REFERENCE MATERIALS FOR THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

Items of Business and Matters for Reference

First Item of Business:	Appropriation of Retained Earnings

Items relating to year-end dividends

Taking into account the consolidated results of operations, financial conditions and dividend payout ratio, the Company distributes dividends based on the principle of providing stable and sustainable dividends. The Company proposes to pay the year-end dividend for the 25th fiscal year as follows:

(1)	Type of Dividend Asset

Cash

(2)	Proposed Appropriation of Dividend Assets to Shareholders and Total Amount of Dividend Payment

¥35 per share of common stock of the Company

Total Amount of Dividend Payment: ¥131,621,586,250

(The Company paid an interim dividend in November 2015. Accordingly, the aggregate amount of annual dividends for this fiscal year, i.e., the sum of interim and year-end dividends, will be ¥70 per share.)

(3)	Effective Date of the Appropriation of Dividends from Retained Earnings

Friday, June 17, 2016

<Reference>

	21th fiscal year	22nd fiscal year	23rd fiscal year	24th fiscal year	25th fiscal year
Dividend per share (annual)	¥56	¥60	¥60	¥65	¥70
Consolidated dividend payout ratio	50.1%	50.7%	53.5%	64.0%	49.5%

Note:	The Company conducted a 1:100 stock split with an effective date of October 1, 2013 (23rd fiscal year). The dividend amounts per share in the table above are adjusted to reflect this stock split.

Second Item of Business: Election of Fifteen (15) Directors

As the terms of office of fourteen (14) directors will expire at the close of this meeting, it is proposed that fifteen (15) directors be elected, adding one (1) director with the aim of further reinforcing the Company’s management structure.

Candidate Number	Name (Date of Birth)	History, Positions, Responsibilities and Principal Concurrent Positions		Number of Company Shares Owned
1	Kazuhiro Yoshizawa (June 21, 1955) <Reappointed>	April 1979	Entered NTT Public Corporation	20,800
		June 2007	Senior Vice President, General Manager of Corporate Sales and Marketing Department II of the Company
		June 2011	Senior Vice President, General Manager of Human Resources Management Department, Member of the Board of Directors of the Company
		June 2012	Executive Vice President, General Manager of Corporate Strategy and Planning Department, Responsible for Mobile Society Research Institute, Member of the Board of Directors of the Company
July 2013

Executive Vice President, General Manager of Corporate Strategy and Planning Department, General Manager of Structural Reform Office, Responsible for Mobile Society Research Institute, Member of the Board of Directors of the Company

		June 2014	Senior Executive Vice President Responsible for Technology, Devices and Information Strategy, Member of the Board of Directors of the Company (To the present)

Reasons for election as candidate for director:

Mr. Yoshizawa has been elected as candidate for director for his involvement in the Company’s management as Senior Executive Vice President, his rich business experience at the Company and insights pertaining to corporate management as well as his excellent character and wealth of knowledge.

Candidate Number	Name (Date of Birth)	History, Positions, Responsibilities and Principal Concurrent Positions		Number of Company Shares Owned
2	Hiroyasu Asami (September 8, 1956) <Reappointed>	April 1980	Entered NTT Public Corporation	12,600
		June 2009	Senior Vice President, General Manager of Consumer Services Department of the Company
		April 2011	Senior Vice President, General Manager of Smart Communication Services Department of the Company
		June 2012	Senior Vice President, General Manager of Smart Communication Services Department, Engages in Multimedia of the Company
		March 2013	Executive Vice President, Responsible for Multimedia Services of the Company
		July 2013	Executive Vice President, Executive General Manager of Smart-life Business Division of the Company
		June 2014	Executive Vice President, General Manager of Corporate Strategy and Planning Department, Member of the Board of Directors of the Company
		June 2015	Executive Vice President, General Manager of Corporate Strategy and Planning Department, Responsible for Broadband Business, Member of the Board of Directors of the Company (To the present)

Reasons for election as candidate for director:

Mr. Asami has been elected as candidate for director for his engagement in corporate strategy planning and promotion of optical-fiber broadband and other businesses, his involvement in the Company’s management as a member of the Board of Directors, his rich business experience at the Company and insights pertaining to business management as well as for his excellent character and wealth of knowledge.

Candidate Number	Name (Date of Birth)	History, Positions, Responsibilities and Principal Concurrent Positions		Number of Company Shares Owned
3	Toshiki Nakayama (January 29, 1958) <Reappointed>	April 1981	Entered NTT Public Corporation	6,700
		June 2007	Senior Manager, Medium-Term Management Strategy Development Group of NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”)
		June 2007	Outside Member of the Board of Directors of the Company
		June 2008	Vice President of Strategic Business Development Division of NTT
		June 2011	Senior Vice President of Strategic Business Development Division of NTT
		June 2012	Senior Vice President, General Manager of Frontier Services Department of the Company
		July 2013	Senior Vice President, General Manager of Smart-life Solutions Department of the Company
		June 2014	Executive Vice President, Executive General Manager of Smart-life Business Division, General manager of Smart-life Solutions Department, Member of the Board of Directors of the Company
		June 2015	Executive Vice President, Executive General Manager of Smart-life Business Division, Member of the Board of Directors of the Company (To the present)

Reasons for election as candidate for director:

Mr. Nakayama has been elected as candidate for director for his engagement in service planning and other operations, his involvement in the Company’s management as a member of the Board of Directors, his rich business experience at the Company and insight pertaining to business management as well as for his excellent character and wealth of knowledge.

Candidate Number	Name (Date of Birth)	History, Positions, Responsibilities and Principal Concurrent Positions		Number of Company Shares Owned
4	Akira Terasaki (January 20, 1952) <Reappointed>	April 1976	Entered Ministry of Posts and Telecommunications	4,700
		July 2008	Vice-Minister for Policy Coordination, Ministry of Internal Affairs and Communications
		July 2010	Special Advisor to Ministry of Internal Affairs and Communications
		October 2010	Professor, Graduate School of Science and Engineering, Tokyo Institute of Technology
		July 2011	Advisor, Nomura Research Institute, Ltd.
		June 2014	Senior Executive Vice President, Responsible for Corporate Business, Improvement of Business Operations and CSR, Member of the Board of Directors of the Company (To the present)

Reasons for election as candidate for director:

Mr. Terasaki has been elected as candidate for director for his involvement in the Company’s management as Senior Executive Vice President, his rich business experience at the Company and broad insights accumulated through his administrative experience with the government as well as for his excellent character and wealth of knowledge.

5	Seizo Onoe (May 12, 1957) <Reappointed>	April 1982	Entered NTT Public Corporation	18,400
		July 2006	General Manager of Radio Access Network Development Department of the Company
		June 2008	Senior Vice President, General Manager of R&D Strategy Department, General Manager of Radio Access Network Development Department of the Company
		July 2008	Senior Vice President, General Manager of R&D Strategy Department of the Company
		June 2012	Executive Vice President, General Manager of R&D Center, Member of the Board of Directors of the Company
		July 2014	Executive Vice President, Executive General Manager of R&D Innovation Division, Member of the Board of Directors of the Company (To the present)
		June 2015	President of DOCOMO Technology, Inc., Member of the Board of Directors (To the present)

Reasons for election as candidate for director:

Mr. Onoe has been elected as candidate for director for his engagement in research and development activities, his involvement in the Company’s management as a member of the Board of Directors, his rich business experience at the Company and insights pertaining to business management as well as for his excellent character and wealth of knowledge.

Candidate Number	Name (Date of Birth)	History, Positions, Responsibilities and Principal Concurrent Positions		Number of Company Shares Owned
6	Hirotaka Sato (November 18, 1958) <Reappointed>	April 1982	Entered NTT Public Corporation	14,900
		June 2005	Senior Manager of Accounts and Finance Department of the Company
		July 2008	Vice President of Finance and Accounting Department of NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”)
		June 2011	Senior Vice President, General Manager of Corporate Sales and Marketing Department I of the Company
		June 2012	Senior Vice President, General Manager of Accounts and Finance Department, Member of the Board of Directors of the Company
		June 2014	Executive Vice President, General Manager of Accounts and Finance Department, Responsible for Finance and Business Alliance, Member of the Board of Directors of the Company (To the present)

Reasons for election as candidate for director:

Mr. Sato has been elected as candidate for director for his engagement in finance and accounting, promotion of business alliances and other operations, his involvement in the Company’s management as a member of the Board of Directors, his rich business experience at the Company and insights pertaining to business management as well as for his excellent character and wealth of knowledge.

7	Kiyohiro Omatsuzawa (June 22, 1957) <Reappointed>	April 1981	Entered NTT Public Corporation	17,100
		July 2009	General Manager of Procurement and Supply Department, Member of Corporate Strategy and Planning Department of the Company
		June 2010	Senior Vice President, General Manager of Procurement and Supply Department of the Company
		June 2012	Senior Vice President, Executive General Manager of Chugoku Regional Office of the Company
		June 2014	Executive Vice President, General Manager of Network Department, Responsible for Network and Preparation for 2020*, Member of the Board of Directors of the Company
		July 2015	Executive Vice President, Responsible for Network and Preparation for 2020*, Member of the Board of Directors of the Company (To the present)

Reasons for election as candidate for director:

Mr. Omatsuzawa has been elected as candidate for director for his engagement in network-related business and in the Company’s management as a member of the Board of Directors, his rich business experience at the Company and insights pertaining to business management as well as for his excellent character and wealth of knowledge.

Candidate Number	Name (Date of Birth)	History, Positions, Responsibilities and Principal Concurrent Positions		Number of Company Shares Owned
8	Hiroshi Tsujigami (September 8, 1958) <Newly appointed>	April 1983	Entered NTT Public Corporation	1,000
		October 2000	Senior Manager of Department I of NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”)
		July 2003	Senior Manager of Corporate Strategy Planning Department of NIPPON TELEGRAPH AND TELEPHONE WEST CORPORATION (“NTT WEST”)
		July 2007	General Manager of Business Management Corporate Strategy Planning Department of NTT
		June 2008	Outside Member of the Board of Directors of the Company
		June 2012	Senior Vice President of Corporate Strategy Planning, Member of the Board of Directors of NTT (To the present)
		June 2012	Member of the Board of Directors of NIPPON TELEGRAPH AND TELEPHONE EAST CORPORATION (“NTT EAST”) (To the present)

Reasons for election as candidate for director:

Mr. Tsujigami has been elected as candidate for director for his engagement in corporate strategy planning and management of NTT as a member of the Board of Directors, extensive experience in telecommunications business accumulated through his career and deep insights pertaining to business management as well as for his excellent character and wealth of knowledge.

9	Kouji Furukawa (July 31, 1960) <Newly appointed>	April 1984	Entered NTT Public Corporation	4,200
		June 2004	General Manager of Accounts and Finance Department, General Manager of Audit Office of NTT DoCoMo Hokuriku, Inc.
		July 2005	Senior Manager of Human Resources Management Department of the Company
		June 2008	General Manager of Carrier and Regulatory Affairs Office of the Company
		June 2012	General Manager of Corporate Sales and Marketing Department I of the Company
		June 2013	Senior Vice President, General Manager of Corporate Sales and Marketing Department I of the Company (To the present)

Reasons for election as candidate for director:

Mr. Furukawa has been elected as candidate for director for his engagement in corporate sales and marketing and other operations, his rich experience in business execution as well as for his excellent character and wealth of knowledge.

Candidate Number	Name (Date of Birth)	History, Positions, Responsibilities and Principal Concurrent Positions		Number of Company Shares Owned
10	Kyoji Murakami (November 28, 1961) <Newly appointed>	April 1986	Entered NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”)	5,300
		July 2004	Senior Manager of Corporate Strategy and Planning Department of the Company
		June 2009	General Manager of Chiba Branch of the Company
		July 2012	Senior Manager of Frontier Services Department of the Company, Senior Executive Vice President of docomo Healthcare, Inc.
		June 2013	Senior Vice President of the Company, Senior Executive Vice President of docomo Healthcare, Inc., Responsible for Medical/ Healthcare Business Promotion
		June 2015	Senior Vice President, General Manager of Smart-life Solutions Department of the Company (To the present)

Reasons for election as candidate for director:

Mr. Murakami has been elected as candidate for director for his engagement in service planning and other operations, his rich experience in business execution as well as for his excellent character and wealth of knowledge.

11	Seiji Maruyama (April 20, 1961) <Newly appointed>	April 1985	Entered NIPPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”)	6,500
		July 2004	Senior Manager of Communication Device Development Department of the Company
		May 2007	Senior Manager of Corporate Strategy and Planning Department of the Company
		July 2008	Senior Manager of Human Resources Management Department of the Company
		June 2010	General Manager of Product Department of the Company
		June 2014	Senior Vice President, General Manager of Product Department of the Company (To the present)

Reasons for election as candidate for director:

Mr. Maruyama has been elected as candidate for director for his engagement in product planning, human resources management and other operations, his rich experience in business execution as well as for his excellent character and wealth of knowledge.

Candidate Number	Name (Date of Birth)	History, Positions, Responsibilities and Principal Concurrent Positions		Number of Company Shares Owned
12	Kaoru Kato (May 20, 1951) <Reappointed>	April 1977	Entered NTT Public Corporation	37,500
		July 2007	Executive Vice President, General Manager of Corporate Strategy and Planning Department, Member of the Board of Directors of NTT DoCoMo Kansai, Inc.
		June 2008	Executive Vice President, General Manager of Corporate Strategy and Planning Department, Member of the Board of Directors of the Company
		April 2009	Executive Vice President, General Manager of Corporate Strategy and Planning Department, General Manager of Mobile Society Research Institute, Member of the Board of Directors of the Company
		July 2009	Executive Vice President, General Manager of Corporate Strategy and Planning Department, Member of the Board of Directors of the Company
		June 2012	President and Chief Executive Officer, Member of the Board of Directors of the Company (To the present)

Reasons for election as candidate for director:

Mr. Kato has been elected as candidate for director for his involvement in the Company’s management as President and Chief Executive Officer, his rich business experience at the Company and insights pertaining to corporate management as well as for his excellent character and wealth of knowledge.

Candidate Number	Name (Date of Birth)	History, Positions, Responsibilities and Principal Concurrent Positions		Number of Company Shares Owned
13	Teruyasu Murakami (October 15, 1945) <Reappointed>	April 1968	Entered Nomura Research Institute, Ltd. (“NRI”)	6,400
		April 2001	Representative Director, Executive Managing Director, Member of the Board of NRI
		April 2002	Chief Corporate Counselor of NRI
		June 2008	Independent Director of Benesse Holdings, Inc.
		April 2012	Director of Research Institute for Industrial Strategy (To the present)
		June 2013	Outside Member of the Board of the Company (To the present) (Principal concurrent positions) Director of Research Institute for Industrial Strategy

Reasons for election as candidate for outside director:

Mr. Murakami has been elected as candidate for director due to his rich experience and insights pertaining to corporate management and information industry, as well as the Company’s expectations that, in view of his excellent character and wealth of knowledge, he will contribute to strengthening the supervisory function over business execution and provide advice from a broad managerial perspective.

Candidate Number	Name (Date of Birth)	History, Positions, Responsibilities and Principal Concurrent Positions		Number of Company Shares Owned
14	Noriko Endo (Name on Family Register: Noriko Tsujihiro) (May 6, 1968) <Newly appointed>	June 1994	Entered DIAMOND, Inc.	1,000
		April 2004	Concurrently serve as Director of Kyushu University Tokyo Office
		April 2006	Deputy Editor of Diamond Weekly, DIAMOND, Inc.
		September 2013	Visiting Researcher at Policy Alternatives Research Institute, University of Tokyo (To the present)
		April 2015	Project Professor, Graduate School of Media and Governance, Keio University (To the present)
		April 2015	Adjunct Researcher, Environmental Research Institute, Waseda University (To the present)

(Principal concurrent positions)

Visiting Researcher at Policy Alternatives Research Institute, University of Tokyo

Project Professor, Graduate School of Media and Governance, Keio University

Adjunct Researcher, Environmental Research Institute, Waseda University

Reasons for election as candidate for outside director:

Dr. Endo has been elected as candidate for director due to her rich experience and insights accumulated through her news gathering activities as an editor of an economic magazine and research on public policies, as well as the Company’s expectation that, in view of her excellent character and wealth of knowledge, she will be able to provide wide-ranging advice from both a customer perspective and female perspective and properly fulfill the role of an outside director.

Candidate Number	Name (Date of Birth)	History, Positions, Responsibilities and Principal Concurrent Positions		Number of Company Shares Owned
15	Shinichiro Ueno (June 21, 1966) <Newly appointed>	April 1991	Entered NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”)	1,000
		May 2004	Manager of Corporate Strategy Planning Department of NIPPON TELEGRAPH AND TELEPHONE EAST CORPORATION (“NTT EAST”)
		October 2004	Senior Manager of Corporate Strategy Planning Department of NTT EAST
		July 2009	General Manager of Plant Department, Kanagawa Branch, Senior Manager of Wide-Area Network Center, Network Business Headquarters of NTT EAST
		July 2009	Member of the Board of Directors, NTT East-Kanagawa, Inc.
		July 2012	Senior Manager, Technology Planning Department of NTT
		July 2015	Vice President of R&D Planning Research and Development Planning Department of NTT (To the present)
(Principal concurrent positions) Vice President of R&D Planning Research and Development Planning Department of NTT

Reasons for election as candidate for director:

Mr. Ueno has been elected as a candidate for director due to his extensive experience and insights accumulated through his long career in the telecommunications business, and the Company’s expectation that, in view of his excellent character and wealth of knowledge, he will contribute to strengthening the supervisory function over business execution and provide advice from a broad managerial perspective.

*

“2020” refers to the anticipated increase in tourism and general economic activity, between now and 2020 and the opportunity to develop various new products and services to capture this anticipated increase in demand.

Note:
1.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”) is the parent of the Company. NIPPON TELEGRAPH AND TELEPHONE EAST CORPORATION (“NTT East”) and NIPPON TELEGRAPH AND TELEPHONE WEST CORPORATION (“NTT West”) are subsidiaries of NTT.

DOCOMO Technology, Inc. and docomo Healthcare, Inc. are subsidiaries of the Company.

NTT DoCoMo Hokuriku, Inc. and NTT DoCoMo Kansai, Inc. were subsidiaries of the Company, but were dissolved in July 2008 upon the merger with NTT DOCOMO, Inc., the surviving company.

NTT East-Kanagawa, Inc. was formerly a subsidiary of NTT East, but was dissolved in July 2014 upon the change of trade name into NTT East-Minami Kanto Corporation as a result of the merger of NTT East-Kanazawa, Inc., NTT-East-Yamanashi, Inc., NTT-East Chiba, Inc., NTT-East Ibaraki, Inc. and NTT-East Solutions, Inc. with NTT East-Tokyo, Inc., the surviving company.

2.	Mr. Kazuhiro Yoshizawa has served as President and CEO of NTT DOCOMO Ventures, Inc. during the past five years.
3.

Mr. Toshiki Nakayama has served as President and CEO of ABC HOLDINGS, Co., Ltd., and Senior Executive Vice President of ABC Cooking Studio Co. Ltd. (a subsidiary of ABC HOLDINGS, CO., Ltd.) during the past five years. On January 2015, ABC HOLDINGS, Co., Ltd. was dissolved upon the merger with ABC Cooking Studio, Co. Ltd., the surviving company.

4.

During the past five years, Mr. Hiroshi Tsujigami has served as President and Director of NTT Investment Partners, Inc. NTT Investment Partners, Inc. was formerly a subsidiary of NTT. However, following the transfer of all of its outstanding shares from NTT to the Company in February 2013, it changed its trade name into DOCOMO Innovation Ventures, Inc., which subsequently changed is trade name to DOCOMO Ventures, Inc in July 2013.

5.

Mr. Hiroshi Tsujigami is currently a member of the boards of directors of NTT and NTT East, but is expected to resign from these positions on June 24, 2016 and June 17, 2016, respectively. If his election is approved, Mr. Tsujigami is expected to assume the position on June 24, 2016.

6.

Mr. Teruyasu Murakami and Dr. Noriko Endo are candidates for outside directors. The Company filed with the Tokyo Stock Exchange, Inc. (TSE) the notification of Mr. Teruyasu Murakami as an independent director as defined by TSE regulations, and plans to file the same notification for Dr. Noriko Endo. An independent director is defined as an outside director or audit & supervisory board member who is unlikely to have conflicts of interest with general investors. The appointment of independent director is obliged by TSE for the purpose of protecting general investors.

7.	The candidate for outside director, Mr. Teruyasu Murakami, shall have served as outside director of the Company for three years at the conclusion of this ordinary general meeting of shareholders.
8.

The candidate for outside director, Dr. Noriko Endo has had business transaction with NTT and InfoCom Research, Inc. and has received compensations from these two companies during the past two years, and she is expected to receive compensation from NTT in the future. InfoCom Research, Inc. is a subsidiary of NTT.

9.

If the election of Mr. Teruyasu Murakami, Dr Noriko Endo and Mr. Shinichiro Ueno is approved, in accordance with the provisions of Article 427, Paragraph 1 of the Companies Act of Japan, the Company plans to continue the limited liability contract with Mr. Murakami, and enter into a limited liability contract with each of Dr. Endo and Mr. Ueno, respectively, which set forth the upper limit of damage compensation liability as provided in Article 423 Paragraph 1 of the Companies Act of Japan.

Third Item of Business: Election of One (1) Audit & Supervisory Board Member

As the term of office of audit & supervisory board member, Mr. Tooru Kobayashi, will expire at the close of this Meeting, it is proposed that one (1) audit & supervisory board members be elected.

The candidate for audit & supervisory board member is selected under the agreement of Audit & Supervisory Board, and he is listed below:

Name (Date of Birth)	History, Positions, Responsibilities and Principal Concurrent Positions		Number of Company Shares Owned
Tooru Kobayashi (August 8, 1952) <Reappointed>	April 1976	Entered NTT Public Corporation	18,800
	July 2008	Executive Vice President, Executive General Manager of Tokai Regional Office of the Company
	June 2011	Representative Director, Executive Vice President, Member of the Board of Directors of Sumitomo Mitsui Card Co. Ltd.
	April 2012	Representative Director, Senior Executive Vice President, Member of the Board of Sumitomo Mitsui Card Co. Ltd.
	June 2013	President, Member of the Board of Directors of DOCOMO Service, Inc.
	June 2014	Full-time Audit and Supervisory Board Member of the Company (To the present)

Reasons for election as a candidate for Audit & Supervisory Board Member

Mr. Kobayashi has been elected as a candidate for Audit & Supervisory Board Member for his engagement in the Company’s business execution and his service as President of our group company, and the Company’s expectations that he will continue to perform an audit and supervisory function based on his extensive experience and insights pertaining to telecommunications business accumulated through his career.

Notes:
1.

DOCOMO Service, Inc. was a subsidiary of the Company, but was dissolved in July 2014 upon the establishment of DOCOMO CS, Inc. by merging the four companies of DOCOMO Engineering, Inc., DOCOMO Service, Inc., DOCOMO Mobile, Inc. and DOCOMO Business Net, Inc.

2.

During the past five years, Mr. Tooru Kobayashi has served as President of Business Expert, Inc., which previously was a subsidiary of DOCOMO Service, Inc. Business Expert, Inc. is currently a subsidiary of DOCOMO CS, Inc.

3.

If the election of Mr. Tooru Kobayashi is approved, in accordance with the provisions of Article 427, Paragraph 1 of the Companies Act of Japan, the Company plans to continue the limited liability contract with Mr. Tooru Kobayashi, which sets forth the upper limit of damage compensation liability as provided in Article 423 Paragraph 1 of the Companies Act of Japan.

(Attachments)

BUSINESS REPORT

(For the fiscal year from April 1, 2015 to March 31, 2016)

Note:

The term “FY2015” hereinafter refers to the fiscal year ended March 31, 2016, and other fiscal years are referred to in a corresponding manner. All non-consolidated figures regarding results of operations in this report were prepared in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”), unless otherwise stated herein. Consolidated results contained herein were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), unless otherwise noted.

1. Business Matters of the Corporate Group

(1) Main Business Activities (As of March 31, 2016)

The main business activities of our Group are summarized in the table below.

Business Segment	Main Business Areas
Telecommunications business	Cellular (LTE(Xi) and FOMA) services, optical-fiber broadband services, satellite mobile communications services, international services and sales of handsets and equipment for each service, etc.

Smart life business	Services offered through “dmarket” portal such as distribution of video, music and electronic books, etc., finance/payment services, online shopping service and other life-related services, etc.

Other businesses	“Mobile Device Protection Service,” commissioned development/sales and maintenance of systems, etc.

(2) Developments and Results of Operations

<<Summary of the principal initiative>>

Japan’s telecommunications sector has seen a dramatic change in its market structure due to launch of services by a wide range of players following the start of “Hikari Collaboration Model,” which is a new wholesale business model for fiber access, the rapid proliferation of smartphones and tablet devices, developments related to the government’s pro-competition policy (such as new market entry by Mobile Virtual Network Operators (MVNOs), the obligation to unlock handset SIMs and the proposals by the Ministry of Internal Affairs and Communications’ Task Force on Mobile Phone Rates and Other Conditions for Service Offerings) and other factors.

Amid these changes in the market environment, we positioned the fiscal year ended March 31, 2016 as the period to make a solid step forward towards the delivery of our medium-term targets, and we managed our business with a particular focus on our operating income target.

To boost our telecommunications services revenues, we have added new options to the “Kake-hodai & Pake-aeru” new billing plan, implemented various measures to expand the adoption of the “docomo Hikari” optical-fiber broadband service and continued our efforts to strengthen our communications network and offer attractive handsets.

Meanwhile, we have also strived to add new services to our “dmarket” marketplace and enrich the content portfolio of our services in a bid to grow our smart life business and other businesses, while promoting further cost efficiency improvements to reinforce our managerial structure.

In addition, we have launched “+d” value co-creation initiatives, aiming to deliver new values by making available the business assets that we have accumulated through our operations, such as our payment platform and loyalty program, to a large number of external partners. As part of this endeavor, we have rebranded the former “docomo Point” program into “d POINT” to offer a point service that is highly convenient and useful for our customers with the aim of expanding the structure of the “+d” activities.

As a result of the foregoing, we achieved significant improvement in, among other metrics, operating income and operational performance for the fiscal year ended March 31, 2016. Furthermore, we were awarded the No. 1 overall ranking in the “2015 Japan Mobile Phone Service StudySM”* conducted by J.D. Power Asia Pacific.

*	2015 Japan Mobile Phone Service Study. Study based on a total of 31,200 responses obtained from mobile phone subscribers in Japan during the survey period in July 2015.

<<Results of Operations for the FY2015>>

(Billions of yen)

Item	24th Fiscal Year (FY2014)	25th Fiscal Year (FY2015)	Year-on-Year Change
Operating revenues	4,383.4	4,527.1	3.3%
Operating income	639.1	783.0	22.5%
Income before income taxes and equity in net income (losses) of affiliates	643.9	778.0	20.8%
Net income attributable to NTT DOCOMO, INC.	410.1	548.4	33.7%

For the fiscal year ended March 31, 2016, Operating revenues increased by ¥143.7 billion from the same period of the previous fiscal year to ¥4,527.1 billion for two reasons, (i) the recovery of our telecommunication business due mainly to an acceleration of users migrating to higher-end plans of Packet Pack, data buckets of our new billing plan “Kake-hodai & Pake-aeru,” and an expansion in demand for tablets and other products purchased as a second mobile device by individual users and (ii) the growth of our smart life business such as “dmarket” and other content services.

Operating expenses, on the other hand, decreased by ¥0.3 billion from the previous fiscal year to ¥3,744.1 billion, due mainly to decreases in selling expenses and network-related costs as a result of cost efficiency improvements, despite an increase in costs associated with increased revenues in smart life business and other businesses.

As a result, Operating income increased by ¥144.0 billion from the same period of the previous fiscal year to ¥783.0 billion, which was significantly higher than ¥710.0 billion, the full-year forecast as revised in the second quarter of the fiscal year ended March 31, 2016, allowing us to make substantial progress toward the attainment of our medium-term goals.

Income before income taxes and equity in net income (losses) of affiliates was ¥778.0 billion, and net income attributable to NTT DOCOMO, INC. increased by ¥138.3 billion from the previous fiscal year to ¥548.4 billion for the fiscal year ended March 31, 2016.

<<Trend of Business Segments>>

Operating revenues and income (loss) in each business segment in the fiscal year ended March 31, 2016 are indicated in the table below.

(Billions of yen)

Category	24th Fiscal Year (FY2014)	25th Fiscal Year (FY2015)	Year-on-Year Change
Operating revenues
Telecommunications business	3,654.6	3,689.8	1.0%
Smart life business	443.3	504.1	13.7%
Other businesses	313.5	359.3	14.6%
Elimination	(28.0)	(26.1)	6.7%
Total	4,383.4	4,527.1	3.3%
Operating income (loss)
Telecommunications business	636.1	708.9	11.4%
Smart life business	(2.4)	46.5	—
Other businesses	5.4	27.7	414.4%
Total	639.1	783.0	22.5%

Note:

Certain Machine-to-Machine (M2M) services for consumers that had been included in other business were reclassified to the smart life business from the fiscal year ended March 31, 2016 to reflect the change in its internal organizational structure effective as of July 1, 2015.

Principal initiatives of our group in each business segment in the fiscal year ended March 31, 2016 are summarized below.

■	Telecommunications Business

Even though the negative impact from the “Monthly Support” discount program increased, we saw a continuous recovery of ARPU due mainly to an acceleration of the number of users migrating to higher-end plans of Packet Pack, data buckets of our new billing plan “Kake-hodai & Pake-aeru.” Furthermore, Operating revenues from telecommunications business for the fiscal year ended March 31, 2016 increased by ¥35.2 billion, or 1.0%, to ¥3,689.8 billion for the same period of the previous fiscal year, due to the expansion in demand for tablets and other products purchased as a second mobile device by individual users, and the growth of subscriptions of the “docomo Hikari” optical-fiber broadband service to 1.57 million.

Operating expenses from telecommunications business for the fiscal year ended March 31, 2016 decreased by ¥37.6 billion, or 1.2%, to ¥2,980.9 billion for the same period of the previous fiscal year due mainly to decreases in selling expenses and network-related costs as a result of cost efficiency improvements.

Consequently, Operating income from telecommunications business was ¥708.9 billion, an increase of ¥72.8 billion, or 11.4%, from the same period of the previous fiscal year.

<<Number of Subscriptions for Principal Services>>

(Thousands of subscriptions)

Category	24th Fiscal Year (FY2014)	25th Fiscal Year (FY2015)	Increase or Decrease	Year-on-Year Change
Cellular services	66,595	70,964	4,368	6.6%
Including: New billing plan	17,827	29,704	11,877	66.6%
LTE(Xi) services	30,744	38,679	7,934	25.8%
FOMA services	35,851	32,285	(3,566)	(9.9)%
Number of smartphones sold (Thousand units)	14,600	15,440	850	5.8%
Including: Number of tablet sold	1,730	2,180	460	26.5%
Churn rate (%)	0.61%	0.62%	0.01point	—

Notes:

1.	Number of subscriptions to Cellular services, Cellular (LTE(Xi)) services and Cellular (FOMA) services include Communication Module services subscriptions.
2.	Effective March 2008, FOMA subscription became mandatory for subscription to “2in1” services, and those FOMA subscriptions are included in the number of FOMA subscriptions.
3.

Calculation method has been changed from the fiscal year ended March 31, 2016. Accordingly, “Churn rate” for the fiscal year ended March 31, 2015 has also been changed. Data are calculated excluding the subscriptions and cancellations of subscriptions of Mobile Virtual Network Operators (MVNOs).

Topics

●	Enrichment of New Billing Plan, “Kake-hodai & Pake-aeru”

In September 2015, we introduced the “Kake-hodai Light” plan which allows customers to make unlimited domestic voice calls under five minutes at a flat monthly rate.

In March 2016, we started offering “Share Pack 5,” a package that allows families with limited data usage to share monthly data allowances of 5GB.

These new options allow customers to more freely select the combination of a basic monthly plan and a “Share Pack” most suited to their actual voice and data consumption behavior. In the case of a three-member family, for example, by subscribing to the combination of “Kake-hodai Light” and “Share Pack 5,” each member of the family can use a smartphone at a cost of less than ¥5,000 a month.

●	Actions to Expand Adoption of “docomo Hikari”

With respect to the “docomo Hikari” optical-fiber broadband service we commenced in March 2015, we increased the number of Internet Service Provider (ISP) partners to 23 as of March 31, 2016, compared to 14 upon the launch of service. Thereby we provided customers with greater options and enabled a larger number of users to continue using the same ISP after converting their existing “FLET’s Hikari” subscription contract over to “docomo Hikari.”

We have also added new services and rate plans catering to the needs of customers, such as “docomo Hikari-mini,” a two-tier flat-rate plan that offers data speeds of up to 100Mbps, and “docomo Hikari Business Wi-Fi,” a cloud-based Wi-Fi service for enterprise customers offered together with operational support. As a result of the foregoing, the total number of subscription applications exceeded 1.80 million in the end of March 2016 and the total number of subscriptions to “docomo Hikari” reached 1.57 million.

●	Enriched Lineup of Attractive Handsets

We have strived to enrich our handset lineup to respond to the various needs of customers with the release of the 2015 summer models and 2015-2016 winter/spring models comprising Android smartphones as well as iPhone 6s* and iPhone 6s Plus*. As a result, the total number of smartphones sold during the fiscal year ended March 31, 2016 amounted to 15.44 million units, of which tablet devices accounted for 2.18 million units due to a favorable increase in the sales of “dtab d-01G,” “Arrows Tab F-03G,” iPad Air2* and other models.

*	TM and © 2016 Apple Inc. All rights reserved. iPhone and iPad are a trademark of Apple Inc. The iPhone trademark is used under a license from AIPHONE CO., LTD

●	Actions for Reinforcement of Communication Network

To offer a more convenient network service to our customers, we have expanded the coverage of our “PREMIUM 4G” to 976 cities across Japan as of March 31, 2016. Meanwhile, we also started offering a maximum downlink speed of 300Mbps in selected areas from October 2015.

In addition, we conducted surveys of effective data speeds adhering to the “Guidelines for the Effective Speed Measurement Method of Internet Connection Services Provided by Mobile Telecommunications Carriers and Information Providing Method, etc. for Users” defined by the Ministry of Internal Affairs and Communications. The results indicated that we offer both high download speeds and high upload speeds (the median (Android + iOS) of our download speeds is 71Mbps and that of our upload speeds is 21Mbps).

●	Operation of Commercial Network Utilizing Virtualization Techniques

The employment of equipment using these techniques from March 2016 allowed us to offer higher quality network services to our customers. The techniques realized better connectivity in cases of network congestion and higher reliability in the event of the failure of facilities.

●	Securing Communications in Disasters, etc.

With the aim of reinforcing our communication capacity in densely populated areas during wide-area disasters or power outages, we moved ahead with the conversion of large-zone base stations to make them compatible with LTE in order to increase the communication capacity by approximately three fold. In addition, we roll out medium-zone base stations across Japan to secure communications in the centers of coastal and mountainous areas.

●	Response to the 2016 Kumamoto Earthquake

After the earthquake on April 14, 2016, communication areas were secured by providing area support through the operation of satellite mobile base station vehicles and medium-zone base stations, and power supply support by operating mobile power-supply vehicles and power and electricity generation equipment. The service area was fully restored on April 27, 2016.

Furthermore, free charging services and free Wi-Fi access points were quickly set up in order to secure communications for disaster-affected customers, and the payment deadlines for charges were extended and accessories such as chargers provided for free as means of supporting customers in Kumamoto, as a region where the Disaster Relief Act applied.

■	Smart Life Business

Operating revenues from smart life business for the fiscal year ended March 31, 2016 were ¥504.1 billion, an increase of ¥60.8 billion, or 13.7%, from the same period of the previous fiscal year, due mainly to the growth in revenues from “dmarket” and other content services, an increase in the amounts of “d CARD” and other finance/payment services transactions, and an expansion of revenues from our subsidiaries’ services such as shopping services.

Operating expenses from smart life business were ¥457.7 billion, an increase of ¥12.0 billion, or 2.7%, from the same period of the previous fiscal year, driven primarily due to an increase in expenses associated with the growth in revenues from “dmarket” and other content services, which more than offset the reduction of impairment loss of our multimedia broadcasting business for mobile devices assets which has been included from the previous fiscal year.

As a consequence, operating income from smart life business was ¥46.5 billion, an increase of ¥48.8 billion from the same period of the previous fiscal year.

Topics

●	Initiatives Aimed at Expanding “dmarket” Subscriptions* and Usage

To expand the adoption of “dmarket” services to a broader range of users, we have strived to add new services and enrich the content of our offerings.

In May 2015, as a new service on “dmarket,” we launched “dgourmet,” a service that provides total support to customers’ demands pertaining to food by offering various food-related tips and discount coupons, etc. At the same time, we have continued our endeavors to enrich the content of our “dTV,” “danime store,” “dhits,” ”dkids” and “dmagazine” services. As a result of these undertakings, the combined “dmarket” subscriptions grew to 15.54 million as of March 31, 2016.

*	The total number of users using “dTV,” “danime store,” “dhits,” “dkids,” “dmagazine” and “dgourmet” services under a monthly subscription arrangement.

●	Issuance of “d POINT CARD” and “d CARD”

From December 2015, we commenced issuing “d POINT CARD” (which allows users to earn and use “d POINTs” just by showing the card when shopping at our partner stores), and rebranded our conventional credit card known as “DCMX” into “d CARD.” “d CARD” combines the credit payment and electronic money capabilities with the standard features of “d POINT CARD” and allows users to earn “d POINTs” at more advantageous rates.

The total membership of “d POINT CLUB,” a loyalty program for our customers, reached approximately 58 million as of March 31, 2016, of which the number of “d POINT CARD” registrants grew to over 3.5 million in just 4 months from the beginning of issuance.

●	Introduction of New Services toward Realization of Smart Life

In October 2015, we launched “Sukijikan,” a service that allows customers to try out various pastime experiences after selecting from a rich menu of approximately 300 options.

In November 2015, we started the “Tegaki Hon’yaku” handwriting translation service to provide users with means for hassle-free communication through the combination of translated handwritten texts and illustrations in situations where it is difficult to describe the context only by words.

Furthermore, in December 2015, we introduced a new social gift service “giftco,” which enables customers to easily send a small amount of gift tickets to others at anytime from anywhere.

■	Other businesses

Operating revenues from other businesses for the fiscal year ended March 31, 2016 amounted to ¥359.3 billion, an increase of ¥45.8 billion, or 14.6%, from the same period of the previous fiscal year, mainly due to an increase in revenues resulting from the expanded uptake of our “Mobile Device Protection Service” and the growth of revenues relating to our IoT* businesses.

Operating expenses from other businesses were ¥331.6 billion, an increase of ¥23.5 billion, or 7.6%, from the same period of the previous fiscal year, as a result of an increase in expenses associated with the expansion of revenues from our “Mobile Device Protection Service” and other services.

Consequently, Operating income from other businesses was ¥27.7 billion, an increase of ¥22.3 billion, or 414.4 % from the same period of the previous fiscal year.

*	Abbreviation for Internet of Things. A concept that describes a world in which everything is connected to the Internet, enabling remote control and management of devices, etc.

Topics

●	Expansion of IoT business

With the goal of further accelerating the use of IoT, we introduced a new billing plan, “LTE Ubiquitous Plan,” enabling the use of communications modules over our LTE network in Japan.

As for overseas, in Brazil, we started providing eSIMs and eSIM-based solutions, which enable devices to switch between DOCOMO phone numbers and Vivo* phone numbers without having to replace the physical SIM in their devices. This marks the first agreement between a Japanese telecommunications carrier and an overseas operator for the provision of eSIM-based solutions. The solution is planned to be embedded in the export products of Yanmar Co. Ltd. to provide various remote information services, such as equipment operational status management, operational status diagnosis and theft prevention.

*	Brand name of a Brazilian mobile phone operator, Telefonica Brasil S.A.

●	Actions Aimed at Solving Issues of Regional Societies

We started offering an “elderly monitoring service” leveraging our GPS tracking system to multiple municipalities. The service aims to quickly find missing elderly people by letting elderly people carry our GPS-mounted devices which enable their families to detect the location of the carriers using their own smartphones, tablet devices, and etc. when the carriers have gone missing.

(Reference)

“+d” New Value Co-Creation Initiatives

We have embarked on a new initiative, called “+d,” to create new values in collaboration with various external partners. Principal “+d” initiatives undertaken during the fiscal year ended March 31, 2016 are summarized in the table below:

Category	Alliance partner	Objectives
Agriculture	Niigata City, Niigata Prefecture, vegetalia, inc., Water Cell, inc.	Verification trial on an innovative rice production management system
IoT	Facebook, Inc.	Functional collaboration with “dmarket”
	GE Energy Japan, Inc.	Collaboration on rollout of GE’s industrial routers in Japan
	NIPPON SYSTEMWARE CO., LTD.	Provision of IoT cloud service for enterprises
	Omachi City/Tenryu Village, Nagano Prefecture	Provision of “oranotablet” life-support service for the elderly
	Sansan, Inc.	Provision of business card management service for enterprises
	TOMY Company, Ltd.	Joint development of communication toy “OHaNAS”
Learning	Koga City, Ibaraki Prefecture	Educational ICT solution based on LTE-enabled tablets for learning
Medical/ Health care	Maibara City, Shiga Prefecture, RENAISSANCE, INC.	Provision of “Children Health Promotion Program”
	Nippon Life Insurance, Co.	Marketing support business for sales of life insurance policies
	RENAISSANCE, INC.	Provision of healthcare services using wearable devices
	Tokyu Sports OASIS, Inc.	Launch of new health support service, “OASIS LINK”
Retail	Laox CO., LTD.	Delivery of new services targeting foreign travelers to Japan
	Lawson, Inc.	Mutual customer referral leveraging point program
	McDonald’s Company (Japan), Ltd.	Mutual customer referral leveraging point program
	Takashimaya Co., Ltd.	Mutual customer referral leveraging point program
Transportation	Japan Airlines Co., Ltd.	Mutual customer referral leveraging point program
	Panasonic Corporation	Verification trial for expansion of bicycle sharing business

(3) Trend of Capital Expenditures

●	Expansion of Telecommunications Facilities

As a result of our aggressive roll-out of “PREMIUM 4G” service in urban areas to construct a network that can offer comfortable access to our customers, the total number of “PREMIUM 4G”-compatible base stations increased from previously 900 stations as of March 31, 2015 to 22,800 stations as of March 31, 2016.

In addition, in pursuit of further coverage improvement, we increased the total number of LTE base stations from 97,400 as of March 31, 2015 to 138,100 as of March 31, 2016.

●	Measures for More Efficient Use of Capital Expenditures

Toward the goal of further strengthening our managerial structure, we continued to pursue more efficient use of capital expenditures through the integration and/or capacity expansion of our facilities by introducing new technologies or equipment, such as “advanced C-RAN*.” We also pursued further improvement of the efficiency of construction of telecommunications facilities and reduction of equipment procurement costs.

*	Technology for increasing the utilization efficiency of frequencies by simultaneously controlling base stations covering broad areas and base stations covering localized areas.

As a result of the above measures, the total capital expenditures for the fiscal year ended March 31, 2016, decreased by 10.1% from the previous fiscal year to ¥595.2 billion.

(4) Financing Activities

During the fiscal year ended March 31, 2016, we did not make any long-term financing through capital increase, issuance of corporate bonds or long-term borrowings.

(5) Research and Development Activities

<< Technology Put to Practical Use During the Fiscal Year Ended March 31, 2016 >>

●	Communications toy

Following on from development of natural-language processing technology forged in the development of “Shabette-Concier,” a communications toy using a natural-language dialogue platform, we jointly developed “OHaNAS,” a next-generation communications toy that allows users to enjoy free, natural dialogue, with TOMY Company, Ltd., which launched sales of “OHaNAS” in October 2015.

●	New translation service

We developed “Tegaki Hon’yaku” (a handwriting translation service), an application that automatically recognizes and translates handwritten words and sentences on smartphones and tablets. “Tegaki Hon’yaku” also has an illustration function that provides for new communication by enabling users to annotate handwritten maps and comments and translate these to provide directions. This application provides translation in six languages.

●	IoT platform

In April 2015, we established a consortium* to promote the dissemination of “Device Connect WebAPI,” which enables the provision of integrated services from Web applications to multiple IoT terminals. In addition, we developed “Linking” as a platform for connecting smartphone applications to multiple IoT terminals.

*

Jointly established by NTT DOCOMO and Softbank Mobile Corp. (current Softbank Group Corp.). Encouraging the broad participation of device manufacturers and service providers, the consortium currently has enlisted 90 corporate and six individual members (as of March 31, 2016).

●	VoLTE roaming

Taking the lead in establishing international standard specifications for a new roaming system for VoLTE, we began offering the world’s first interactive VoLTE roaming for both directions with KT Corporation of South Korea in October 2015.

●	The application of Mobile Spatial Statistics

Applying NTT DOCOMO’s Mobile Spatial Statistics, which enable estimation of the population in specific areas, and local government data in areas such as tourist facilities and information on evacuation shelters in Kobe, we held a contest for apps that will enable the production of apps capable of creating new added value.

<<Technical Developments to be Implemented>>

●	Further increasing the speed of PREMIUM 4G

In connection with our efforts to further increase the speed of PREMIUM 4G, we aim to provide data communication services in the 3.5GHz band in June 2016. In outdoor experiments we have succeeded in receiving data communications in the 3.5GHz band in excess of 340Mbps.

●	Fifth-generation Mobile Communications System (5G)

We aim to launch our 5G service in 2020. Our goal with 5G is to achieve a new communications service that will provide communications speed in excess of 10Gbps, high capacity of approximately 1,000 times that of our LTE service, and IoT terminals. In cooperation with major world vendors, we are currently engaging in 5G research initiatives and have achieved success in outdoor experiments in areas such as data communications of over 20Gbps and simultaneous connection of 24 users per base station. We have also initiated procedures to comply with international standards.

●	Green Bases

In a demonstration experiment, we succeeded in extending the operating hours of a green base station during a power outage from what had to date been approximately 24 hours to approximately 63 hours through the operation of a system that links a green base station outfitted with solar panels and lithium ion storage cells to a weather disaster forecast such as heavy rain warning.

As a result of the above, the total research and development costs for the fiscal year ended March 31, 2016, decreased by 14.1% from the previous fiscal year to ¥83.3 billion.

(6) CSR Activities

We aspire to help build a society in which everyone can share in a prosperous life of safety and security, beyond borders and across generations. We believe it is the corporate social responsibility (“CSR”) of DOCOMO to fulfill the two aspects of (i) “Innovative docomo,” to solve various social issues in the fields of IoT, medicine, healthcare, education and agriculture through the “co-creation of social values,” an initiative that we plan to pursue together with various partners to create new services and businesses, and (ii) “Responsible docomo,” to thoroughly ensure fair, transparent and ethical business operations as a foundation for the creation of such values. Accordingly, we have positioned CSR at the core of our corporate management.

<<Realizing a Safe, Secure Society>>

●	“Smartphone and Mobile Phone Safety Class” and “DOCOMO Hearty Lecture”

We held a total of approximately 6,900 sessions of “Smartphone and Mobile Phone Safety Class” garnering a cumulative participation of approximately 1.05 million people. The classes enlighten participants on rules and manners of using smartphones and mobile phones, and inform them as to how to respond to troubles that may arise with their use. We also convened 69 sessions of “DOCOMO Hearty Lecture” introducing convenient features and usage tips so that people with disabilities can find smartphones and other mobile devices useful, which garnered the participation of a total of 780 people.

●	“Move & Flick”

We started offering a new text input application for smartphones, “Move & Flick,” which eliminates the need to look at one’s fingers when inputting text. The technology makes text input easier for visually impaired persons and others who have difficulty locating the precise position of individual keys with traditional text input methods.

<<Initiatives in Global Environmental Protection and Social Contribution>>

●	Global Environmental Targets

Toward the achievement of “NTT DOCOMO Group’s Global Environmental Targets for FY2016,” we launched initiatives to curb the energy consumed for per volume of data communications at our communication facilities and reduce shop front advertisements and other promotional materials. During the fiscal year ended March 31, 2016, we have made favorable progress toward the achievement of our energy consumption reduction target, and successfully reduced the total weight of shop front promotional materials by approximately 63% compared to the level of the fiscal year ended March 31, 2013.

●	Charities

We set up a charity website in the aftermath of the earthquake in central Nepal and the heavy rain caused by Typhoon No. 18 of 2015 in Japan, and collected donations totaling approximately ¥61.10 million from customers.

●	Mobile Communication Fund Activities

With the aim to support young researchers and their research activities, the Mobile Communication Fund (MCF), a non-profit organization established by DOCOMO, conferred the “DOCOMO Mobile Science Award” to outstanding research and dissertations relating to mobile communications technologies. For the year ended March 31, 2016, MCF presented an Award of Excellence (with ¥6 million in prize money) in each of the Advanced Technology Division and Basic Science Division, and an Incentive Award (with ¥2 million in prize money) in the Social Science Division. The Fund also provided scholarships totaling ¥57.6 million to 40 privately financed international students from Asia and provided subsidies totaling ¥20 million to 41 different civic activities undertaken for development of children and protection of earth environment.

<<For the Recovery of Disaster-stricken Areas in Tohoku Japan>>

We donated a total of approximately ¥64.5 million to municipalities in the disaster-stricken areas (Sendai City, Miyagi Prefecture, Rikuzen-Takata City, Iwate Prefecture, etc.) and intermediate support groups. Donations were made by approximately 9,400 employees who participated in the Company’s recovery support program along with contributions from the Company itself.

In addition, in order to provide psychological support to people who encountered the disaster in Tohoku Japan, we hosted seven sessions of cooking lessons through our subsidiary, ABC Cooking Studio Co., Ltd. The lessons served as an opportunity for participants to communicate with others in the same situation. Furthermore participants were able to enjoy and share time together in watching movies together on “dTV” via tablet devices.

<< Promotion of Diversity >>

In October 2015, we established DOCOMO PlusHearty, Inc., for the purpose of promoting the employment of people with disabilities. The newly formed company actively hires person with severe disabilities and assigns them tasks such as office cleaning mainly in buildings owned by the Company. In addition, as part of its human resources development program, DOCOMO PlusHearty also undertakes measures aimed at improving the social skills of people with disabilities by introducing the Kumon method of learning.

(7) Consolidated Financial Results and Assets

	22nd Fiscal Year (FY 2012)	23rd Fiscal Year (FY 2013)	24th Fiscal Year (FY 2014)	25th Fiscal Year (FY 2015)
Operating revenues (millions of yen)	4,470,122	4,461,203	4,383,397	4,527,084
Operating income (millions of yen)	837,180	819,199	639,071	783,024
Income before income taxes and equity in net income(losses) of affiliates (millions of yen)	833,342	833,049	643,883	778,021
Net income attributable to NTT DOCOMO, INC. (millions of yen)	491,026	464,729	410,093	548,378
Earnings per share attributable to NTT DOCOMO, INC. (yen)	118.41	112.07	101.55	141.30
Total assets (millions of yen)	7,169,725	7,508,030	7,146,340	7,214,114
Total NTT DOCOMO, INC. shareholders’ equity (millions of yen)	5,368,475	5,643,366	5,380,072	5,302,248

Notes:

1.	“Results for the 22nd Fiscal Year” have been revised due to the reinstatement of the equity method for an investee.
2.

We conducted a 1:100 stock split with an effective date of October 1, 2013. “Earnings per share attributable to NTT DOCOMO, INC.” for each fiscal year are calculated based on the number of shares after the stock split.

(8) Issues to be addressed by the Group

We developed our corporate vision for 2020, “HEART: Pursuing Smart Innovation” to propel further growth and propose new values to society in anticipation of future social changes.

Also, under the banner of becoming a “Smart Life Partner” for our customers, we tackled the challenge of “reinforcing our competitiveness in telecommunications business” and “stepped up our efforts in the smart life business and other businesses.” Furthermore, we unveiled the “New Initiatives toward Delivery of Medium-Term Targets” on the occasion of the full-year results presentation for the fiscal year ended March 31, 2015.

Initiatives to be Implemented over the Medium Term

In order to respond to our customers’ needs on an ongoing basis, by further evolving our relationships with various external partners through open collaboration, we will continue to create new added value by moving forward with our “+d” initiatives.

Specifically, we, together with our partners, will roll out initiatives in order to co-create new added value, making available to our partners our own business assets, such as our payment platform and point program. Through these endeavors, we will aim to deliver “more benefits, more fun and more convenience” to our customers in tandem with our partners.

In addition to creating value for our customers, we will also strive to offer new value to various of our partners. Particularly, in the areas of “IoT,” “Regional Revitalization,” “2020,” and “Solution of Social Issues,” we will move forward with the “co-creation of social values,” creating new services and businesses in collaboration with our partners and utilizing the assets of both parties, with the goal of capturing revenue opportunities in new business fields that transcend the confines of industries or business formats.

FY2016 Priority Initiatives

Positioning FY2016 as the year in which we intend to make “a vibrant leap toward further growth” beyond income recovery, we will work concurrently on expanding our telecommunications business and reinforcing our smart life business and other businesses.

●	Expansion of Telecommunications Business

In FY2016, we expect a full-scale reexamination of handset prices and tariffs throughout the mobile industry. In light of these expected changes, we will reinforce our focus on families and strengthen our ability to propose comprehensive offerings comprising mobile phones, optical-fiber and other services. In this way, we plan to take the lead in changing the field of competition in the mobile industry.

As part of this endeavor, in March 2016 we introduced new billing plan offerings for light-usage customers, consisting of the new data package “Share Pack 5,” enabling families to share 5MB of data, and the expansion of the applicability of the “Kake-hodai Light” voice plan to lower volume data packages. In addition, starting June 2016, we will launch new offerings for long-term users consisting of two new rate options allowing customers to choose subscriptions with or without cancellation fees, increased discounts in the “Zutto DOCOMO Wari” scheme and the addition of reward points for customers renewing their subscriptions.

We will aim to secure income from telecommunications business through an ARPU increase resulting from expanded adoption of the new billing plan and on-going cost efficiency improvement efforts.

●	Reinforcement of Smart Life Business and Other Businesses

With respect to our smart life business and other businesses, we will work to grow our subscriptions by further enriching the services and content offered on our “dmarket” marketplace, such as “dTV,” “dhits” and “dmagazine.” We will also step up the “+d” initiatives that we pursue together with our partners for new value creation by combining our finance/payment platforms, point program and other business assets that we have accumulated in our operations with those assets of our partners. We will also work to enhance the attractiveness of our “d POINT” loyalty point program by increasing the number of participating partners and accelerate the adoption of “d ACCOUNT.”

Through these undertakings we aim to reach the medium-term target indicators we announced for FY2017, one year ahead of schedule.

<FY2016 Target Management Indicators>

Item	FY2016 Target	Reference: FY2017 Medium-Term Target
Operating income	¥910.0 billion	¥820.0 billion or higher
Including: Operating income from smart life business and other businesses	¥120.0 billion	Over ¥100.0 billion
Capital expenditures	¥585.0 billion	¥650.0 billion per annum or less

(9) Principal Offices (As of March 31, 2016)

(a) Headquarters: 11-1, Nagata-cho, 2-chome, Chiyoda-ku, Tokyo, Japan

(b) Regional Offices:

Hokkaido Regional Office: Chuo-ku, Sapporo, Hokkaido Prefecture

Tohoku Regional Office: Aoba-ku, Sendai, Miyagi Prefecture

Tokai Regional Office: Higashi-ku, Nagoya, Aichi Prefecture

Hokuriku Regional Office: Kanazawa, Ishikawa Prefecture

Kansai Regional Office: Kita-ku, Osaka, Osaka Prefecture

Chugoku Regional Office: Naka-ku, Hiroshima, Hiroshima Prefecture

Shikoku Regional Office: Takamatsu, Kagawa Prefecture

Kyushu Regional Office: Chuo-ku, Fukuoka, Fukuoka Prefecture

(10) Employees (As of March 31, 2016)

Number of Employees (change from March 31, 2015)	Average Age	Average Length of Employment
26,129 (increase of 449)	40.7	15.1 years

Notes:

1.

The number of employees includes 279 employees seconded from companies other than the Company or its subsidiaries, but does not include 156 employees seconded to companies other than the Company or its subsidiaries.

2.	In calculating the average age of employees, employees at overseas subsidiaries are not included.
3.

In calculating the average length of service for employees transferred from NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”), other companies in the NTT Group, the former NTT Central Personal Communications Network, Inc., or the eight regional companies in the Personal Communications Network, years of employment at their respective prior employers are included in the calculation. Employees seconded from companies other than the Company or its consolidated subsidiaries and employees at overseas subsidiaries are not included in the calculation.

(11) Status of Parent Company and Principal Subsidiaries

(a) Relationship with Parent Company

NTT, our parent company, currently owns 2,469,084,400 shares of our company (65.66% of all shares*) as of March 31, 2016. The Company conducts business mainly in the mobile communication field under its own managerial responsibilities within the NTT Group.

The Company and NTT have concluded an agreement on the content of services and benefits provided by NTT to the Company and the compensation with respect to basic research and development and group management by NTT.

* The percentage of shares held is calculated excluding treasury shares.

(b) Transactions with Parent Company

The Company and NTT have concluded agreements on the content of services and benefits provided by NTT to the Company, and compensation for the same, with respect to basic research and development and group management conducted by NTT. Including such agreements, any material contracts concluded between the Company and NTT are subject to legal review by the Legal Department and auditing by the audit & supervisory board members. In addition particularly important agreements must be approved at meeting of the Board of Directors at which both independent outside directors and independent outside audit & supervisory board members are present.

In addition, as stated in the “Note regarding related party transactions” in the notes to the Company’s non-consolidated financial statements, the Company repurchased treasury stock from NTT. The purchase was made by means of a tender offer providing a certain period for consideration by shareholders other than NTT and the opportunity to apply while monitoring trends in the market price from the perspective of equality between shareholders and transparency of the transaction, and from the standpoint of respecting the interests of the shareholders who do not accept the tender offer and continue to hold our common stock. We also decided to purchase the shares at a certain discount from the market price so as to stem the flow of assets from the Company to the greatest extent possible. Furthermore, from the perspective of avoiding arbitrariness in the process of the Company’s decision-making of examining and determining the tender offer, Takashi Nakamura, a director of the Company concurrently serving as an employee of NTT, did not attend meetings of the Board of Directors regarding the examination and resolution of the tender offer; neither was he involved in discussions and negotiations with NTT from the standpoint of the Company. Based on the above, the Board of Directors has determined that the content and conditions of the transaction pertaining to the purchase are fair and appropriate, and do not harm the interests of the Company.

(c) Principal Subsidiaries

There are no subsidiaries that are considered to be principal subsidiaries as of March 31, 2016.

There were 124 subsidiaries and 27 affiliates as of March 31, 2016.

(d) Material contracts for management of the company

We have entered into a basic agreement for billing and collection activities for telecommunications services charges, as well as a receivables assignment agreement pursuant that agreement, with NTT Finance Corporation (“NTT Finance”). Under these agreements we have assigned the receivables associated with our telecommunications services to NTT Finance.

(12) Principal Creditors

There were no principal creditors as of March 31, 2016

2. Company Shares (as of March 31, 2016)

(1) Total number of authorized shares: 17,460,000,000 shares

(2) Total number of issued shares: 3,958,543,000 shares*

*	The “total number of issued shares” decreased year-on-year by 127,229,000 due to the cancellation of treasury stock on March 31, 2016.

(3) Number of shareholders: 254,972

(4) Principal Shareholders

	Holdings in the Company
Shareholders	Number of Shares Held	Shareholding Ratio (%)
NIPPON TELEGRAPH AND TELEPHONE CORPORATION	2,469,084,400	65.66
JAPAN TRUSTEE SERVICES BANK, LTD. (TRUST ACCOUNT)	79,961,200	2.13
THE MASTER TRUST BANK OF JAPAN, LTD. (TRUST ACCOUNT)	70,624,200	1.88
BARCLAYS CAPITAL INC.	50,000,000	1.33
JAPAN TRUSTEE SERVICES BANK, LTD. (TRUST ACCOUNT 9)	26,026,500	0.69
STATE STREET BANK WEST CLIENT – TREATY 505234	25,534,337	0.68
JP MORGAN CHASE BANK 380055	24,863,642	0.66
STATE STREET BANK AND TRUST COMPANY	22,451,874	0.60
THE BANK OF NEW YORK MELLON AS DEPOSITARY BANK FOR DEPOSITARY RECEIPT HOLDERS	21,981,508	0.58
JAPAN TRUSTEE SERVICES BANK, LTD. (TRUST ACCOUNT 7)	19,872,100	0.53

Notes:

1.	The Company’s holding of treasury stock (197,926,250 shares) is not included in the above.
2.	The Shareholding Ratio calculation excludes treasury stock.

(5) Other Principal Issues on the Company Shares

The Company acquired 120,870,000 common shares for an acquisition price of 307.5 billion yen during this period based on a resolution of the Board of Directors in order to strengthen shareholder returns and improve capital efficiency.

Furthermore, we cancelled 127,230,000 treasury stocks (approximately 3.11% of the total number of issued shares before retirement) on March 31, 2016 based on a resolution of the Board of Directors.

3. Directors, Corporate Officers and Audit & Supervisory Board Members

(1) Directors and Audit & Supervisory Board Members (as of March 31, 2016)

Position	Name	Primary Responsibilities and Affiliations
President and CEO Member of the Board of Directors	Kaoru Kato

Senior Executive Vice President Member of the Board of Directors	Kazuhiro Yoshizawa	Responsible for Technology, Devices and Information Strategy

Senior Executive Vice President Member of the Board of Directors	Yoshikiyo Sakai	Executive General Manager of Sales and Marketing Division Responsible for Global business and Corporate

Senior Executive Vice President Member of the Board of Directors	Akira Terasaki	Responsible for Corporate business, Improvement of business operations and CSR

Executive Vice President Member of the Board of Directors	Seizo Onoe	Executive General Manager of R&D Innovation Division

Executive Vice President Member of the Board of Directors	Hirotaka Sato	General Manager of Accounts and Finance Department Responsible for Finance and Business Alliance

Executive Vice President Member of the Board of Directors	Kazuhiro Takagi	Executive General Manager of Corporate Sales and Marketing Division and General Manager of TOHOKU Reconstruction Support Office

Executive Vice President Member of the Board of Directors	Hiroyasu Asami	General Manager of Corporate Strategy & Planning Department Responsible for Broadband business

Executive Vice President Member of the Board of Directors	Kiyohiro Omatsuzawa	Responsible for Network and Preparation for 2020*

Executive Vice President Member of the Board of Directors	Toshiki Nakayama	Executive General Manager of Smart-life Business Division

Executive Vice President Member of the Board of Directors	Hajime Kii	General Manager of Human Resources Management Department Member of the Board of Directors of Tata Teleservices Limited (India)

Senior Vice President Member of the Board of Directors	Makoto Tani	General Manager of General Affairs Department and General Manager of Improvement Action Office

Outside Member of the Board of Directors	Teruyasu Murakami	Director of Research Institute for Industrial Strategy

Outside Member of the Board of Directors	Takashi Nakamura	Vice President of Finance and Accounting Department of NIPPON TELEGRAPH AND TELEPHONE CORPORATION

Full-time Audit & Supervisory Board Member	Tooru Kobayashi

Full-time Outside Audit & Supervisory Board Member	Naoto Shiotsuka

Full-time Outside Audit & Supervisory Board Member	Toshimune Okihara

Full-time Outside Audit & Supervisory Board Member	Yutaka Kawataki

Outside Audit & Supervisory Board Member	Eiko Tsujiyama

Professor, Faculty of Commerce, Waseda University

Outside Corporate Auditor of Mitsubishi Corporation

Outside Director of ORIX Corporation

Outside Corporate Auditor of Lawson, Inc.

Outside Audit & Supervisory Board Member of Shiseido Company, Limited

*	“2020” refers to the anticipated increase in tourism and general economic activity, between now and 2020 and the opportunity to develop various new products and services to capture this anticipated increase in demand.

Notes:

1.	Directors and audit & supervisory board members who resigned or retired during the fiscal year ended March 31, 2016 are as follows:

Name	Retirement date	Reason	Position/responsibility at time of retirement
Shoji Suto	June 18, 2015	Resigned	Executive Vice President, Member of the Board of Directors, Responsible for Consumer Sales

Haruo Morosawa	June 18, 2015	Term expired	Full-time Outside Audit & Supervisory Board Member

2.	Audit & supervisory board members elected at the 24th Annual General Meeting of Shareholders held on June 18, 2015 are as follows:

Name	Inauguration Date	Position of Inauguration	Responsibility of Inauguration
Yutaka Kawataki	June 18, 2015	Full-time Outside Audit & Supervisory Board Member	—

3.	Changes in responsibilities of directors during the fiscal year ended March 31, 2016 are as follows:

Name	Effective date	Current Positions and Responsibilities	Previous Positions and Responsibilities
Hiroyasu Asami	June 18, 2015	Executive Vice President, General Manager of Corporate Strategy & Planning Department Responsible for Broadband business, Member of the Board of Directors	Executive Vice President, General Manager of Corporate Strategy & Planning Department, Member of the Board of Directors

Toshiki Nakayama	June 18, 2015	Executive Vice President, Executive General Manager of Smart-life Business Division, Member of the Board of Directors	Executive Vice President, Executive General Manager of Smart-life Business Division and General Manager of Smart-life Solutions Department, Member of the Board of Directors

Hajime Kii	June 18, 2015	Executive Vice President, General Manager of Human Resources Management Department, Member of the Board of Directors	Senior Vice President, General Manager of Human Resources Management Department, Member of the Board of Directors

Yoshikiyo Sakai	July 1, 2015	Senior Executive Vice President, Executive General Manager of Sales and Marketing Division, Responsible for Global business and Corporate, Member of the Board of Directors	Senior Executive Vice President, Responsible for Consumer business, Marketing, Global business and Corporate, Member of the Board of Directors

Kazuhiro Takagi	July 1, 2015	Executive Vice President, Executive General Manager of Corporate Sales and Marketing Division* and General Manager of TOHOKU Reconstruction Support Office, Member of the Board of Directors	Executive Vice President, Executive General Manager of Corporate Sales and Marketing Division* and General Manager of TOHOKU Reconstruction Support Office, Member of the Board of Directors

Kiyohiro Omatsuzawa	July 1, 2015	Executive Vice President, Responsible for Network and Preparation for 2020, Member of the Board of Directors	Executive Vice President, General Manager of Network Department, Responsible for Network and Preparation for 2020, Member of the Board of Directors

*	Changes in responsibilities of Mr. Kazuhiro Takagi dues to the reorganization of the Company’s business structure, effected on July 1, 2015.

4.	Board members Teruyasu Murakami and Takashi Nakamura are outside directors as provided in Article 2, Item15 of the Companies Act.
5.	NIPPON TELEGRAPH AND TELEPHONE CORPORATION, which employs outside director Takashi Nakamura, is our parent company.
6.

Full-time audit & supervisory board members Naoto Shiotsuka, Toshimune Okihara, Yutaka Kawataki and audit & supervisory board member Eiko Tsujiyama are outside audit & supervisory board members as provided in Article 2, Item16 of the Companies Act.

7.

Outside audit & supervisory board member Naoto Shiotsuka has experience in corporate management and extensive knowledge pertaining to finance and accounting through his career in the Finance Department of NTT DATA Corporation.

8.

Outside audit & supervisory board member Eiko Tsujiyama has considerable knowledge in finance and accounting gained through her years of experience as a university professor and outside director of private companies, along with being a Certified Public Accountant and as an outside director on corporate boards.

9.

Outside audit & supervisory board member Eiko Tsujiyama also serves as an outside audit & supervisory board member with Lawson, Inc., a company with which we have business alliance. In addition, we have no special relationship with other firms where Ms. Tsujiyama is concurrently serving and with Research Institute for Industrial Strategy where a member of the board of directors Teruyasu Murakami is acting as director.

10.

We have designated each of outside director Teruyasu Murakami and outside audit & supervisory board members Yutaka Kawataki and Eiko Tsujiyama as an independent director/auditor, respectively, pursuant to the Securities Listing Regulations of Tokyo Stock Exchange, and we have notified the Tokyo Stock Exchange of such designation.

●	Indemnity agreements

The Company has concluded agreements with directors (excluding directors with executive authority over operations, etc.) and outside audit & supervisory board members to indemnify them for personal liability as provided in Article 423, Paragraph 1 of the Companies Act in accordance with Article 427, Paragraph 1 of the same act. The compensation of liability is the minimum amount in accordance with Article 425, Paragraph 1 of the Companies Act.

(2) Policies concerning, and total compensation of, directors and audit & supervisory board members

(a) Policies

Compensation for directors is decided based on the following policies from the perspective of reflecting medium- to long-term business results of the Company.

(i)

Compensation for directors consists of a monthly salary and bonuses. The Company determines monthly salaries based on the scope of roles and responsibilities of each director, and bonuses by taking into account the Company’s business results for the current term.

(ii)

From the perspective of reflecting medium- to long-term business results, directors with executive authority over operations make monthly contributions of at least a certain amount for the purchase of the Company’s shares through the Director Shareholding Association and all purchased shares are held by the directors during their terms in office.

(iii)	In order to ensure a high level of independence, the Company pays only monthly salaries as compensation for independent outside directors with no links to business results.

Compensation for audit & supervisory board members is determined through consultation with the members, and in order to ensure a high level of independence, only monthly salaries are paid with no links to business results.

(b) Total Compensation for directors and audit & supervisory board members for the Fiscal Year Ended March 31, 2016

Position	Number of Persons	Total Compensation (Millions of yen)
Director	14	518
Audit & Supervisory Board Member	6	129

Total	20	648

Notes:

1.

Upper limits on compensation for directors and audit & supervisory board members were set at ¥600 million annually for directors and ¥150 million annually for audit & supervisory board members at the 15th ordinary general meeting of shareholders held on June 20, 2006.

2.	The above includes one director and one audit & supervisory board member who retired at the conclusion of the 24th ordinary general meeting of shareholders held on June 18, 2015.
3.	Total compensation for directors includes ¥103 million in bonuses paid in the fiscal year ended March 31, 2016.

(3) Outside Directors and Outside Audit & Supervisory Board Members

(a) Principal activities of outside directors and outside audit & supervisory board members

Position	Name	Attendance Rate of Board of Directors Meetings (Number of Meetings Attended)	Attendance Rate of Audit & Supervisory Board Meetings (Number of Meetings Attended)	Principal Comments Activities
Outside Members of the Board of Directors	Teruyasu Murakami	100% (15/15)	—	He used his extensive experience in corporate management in the ICT and information industries to make appropriate comments from a perspective independent from the Company’s business operations.

	Takashi Nakamura	93.3% (14/15)	—	He used his extensive experience in the telecommunications business to make appropriate comments from a perspective independent from the Company’s business operations.

Outside Audit & Supervisory Board Members	Naoto Shiotsuka	100% (15/15)	100% (14/14)	He made appropriate comments from his extensive knowledge pertaining to finance and accounting in addition to his experience in corporate management and financial department of a company.

	Toshimune Okihara	100% (15/15)	100% (14/14)	He made appropriate comments from his experience and extensive knowledge due to the career and engagement in businesses pertaining to telecommunications and corporate management.

	Yutaka Kawataki	92.3% (12/13)	88.9% (8/9)	He made appropriate comments from his expert perspective gained through his work experience in the Board of Audit of Japan.

	Eiko Tsujiyama	93.3% (14/15)	100% (14/14)	She made appropriate comments from her expert perspective in finance and accounting as a Certified Public Accountant and gained through her years of experience as a university professor and as an outside director on corporate boards.

Note:	The principal activities of audit & supervisory board member Yutaka Kawataki are shown for after his inauguration in June 2015.

(b) Total compensation to outside directors in the fiscal year ended March 31, 2016

Number of persons	Total compensation (Millions of yen)
6	109

Note:

1.	The above includes one audit & supervisory board member who retired at the conclusion of the 24th ordinary general meeting of shareholders held on June 18, 2015.
2.	In addition, total compensation of outside directors as directors of the Company’s parent company’s subsidiaries was 0.68 million yen.

4. Independent Auditor

(1) Name of independent auditor

KPMG AZSA LLC

(2) Audit fees paid to the independent auditor in the fiscal year ended March 31, 2016

Details	Amount (Millions of yen)
Audit fees for the independent auditor in the fiscal year ended March 31, 2016	680

Total monetary and other financial benefits payable by the Company and its subsidiaries	996

Notes:

1.

The audit contract between the Company and the independent auditor does not distinguish among audit fees paid for audits performed pursuant to the Companies Act, audit fees paid for audits performed pursuant to the Financial Instruments and Exchange Act and audit fees paid for audits performed pursuant to the U.S. Securities Exchange Act, and since it is not practically possible to make such a distinction, the amounts indicated in the audit fees paid to the independent auditor in the fiscal year ended March 31, 2016 above are totals.

2.

Consideration is paid to the independent auditor for services other than the services specified in Article 2, Paragraph 1 of the Certified Public Accountants Act (non-audit services). The non-audit services are advisory services and other service relating to international financial reporting standards.

(3) Grounds for consenting to audit fees paid to the independent auditor

The audit & supervisory board consented to the audit fees paid to the independent auditor after considering the time required for the audit and details such as the allocation of personnel under the independent auditor’s audit plan; the suitability of the state of execution of the audit by the independent auditor; and the basis for the calculation of the estimated fees.

(4) Policies concerning decisions to discharge or not reappoint independent auditors

In the event that the circumstances set forth in any of the items of Article 340, Paragraph 1 of the Companies Act apply to the independent auditor, the independent auditor is to be discharged by a unanimous resolution of the Audit & Supervisory Board.

In addition, if the Company determines that it would be difficult for the independent auditor to perform proper audits, the Audit & Supervisory Board may determine the content of a proposal to the general meeting of shareholders that the independent auditor be discharged or not be reappointed.

5. The State of Corporate Governance

(1) Overview of corporate governance structure

In regard to our core telecommunications businesses, we recognize that mobile phones have come to play a vital role as social infrastructure in line with market expansion for these products. Accordingly, we have adopted a corporate governance structure consisting of the Board of Directors, audit & supervisory board members and an Audit & Supervisory Board. This structure reflects a desire for directors to play a key role in important business execution matters, from the standpoint of realizing consistent and stable business operations through the effective utilization of management resources. From the perspective of ensuring sound and efficient management, this configuration also reflects the desire for a structure in which directors, serving concurrently as executive officers responsible for business execution, mutually supervise their respective actions, while audit & supervisory board members perform audits of overall management. Similarly, we appoint outside directors and audit & supervisory board members, with a view to further enhancing monitoring and audit functions.

In addition, we have introduced the executive officer system (27 men and no women currently serve as executive officers and 8 executive officers concurrently hold the post of director) to clearly delineate the roles of business execution and monitoring, and to better reinforce business execution functions. This system enables speedier responsiveness to changes in the operating environment. Through the initiatives mentioned above, we strive constantly to boost management speed in order to realize consistent and stable business operations, as well as develop a corporate governance structure capable of bolstering both auditing and governance functions.

Our business execution and management supervision mechanisms are summarized in the figure below:

■	The State of the Company’s Corporate Governance

The Opinion of Independent Outside Director, Teruyasu Murakami:

As the first independent outside director since the ordinary general meeting of shareholders held in 2013, I have played a part in the Company’s corporate governance to contribute to the improvement of corporate value and the sustained growth of the Company’s business representing the interests of general shareholders. I have a background of 20 years of activities in information and telecommunications and IT strategy at Nomura Research Institute, as well as research on service innovation amassed at the Research Institute for Industrial Strategy. Since being appointed I have endeavored to understand the actual condition of DOCOMO’s management and I have developed deeper strategic thinking not only by attending meetings of the Board of Directors, but also by exchanging opinions outside the Board of Directors and actively participating in internal events.

The Company does not limit contact between independent outside directors and the Company to meetings of the Board of Directors, and allows contact that is sufficiently open; indeed I strongly feel that a support structure has been effectively created to enable independent outside directors to provide opinions and suggestions.

Based on this, I have actively offered my opinions in meetings of the Board of Directors to all proposals believed to be important as viewed by an independent outside director. In this process, I have had a sense of the quality of discussion improving year by year as honest and active discussion has been carried out in the Company’s Board of Directors. As a result of such discussion, I feel that the opinions of independent outside directors are taken seriously by the Company’s Board of Directors, and are appropriately reflected in management.

To improve corporate governance of the Company, which has NTT (a company with a certain number of shares owned by the government) as a parent company, is challenging issue. I believe it is also a matter of interest for shareholders, and it is my understanding that the Company has responded well to this challenging issue with an accurate response to environmental change and an excellent sense of balance, and the Company’ effort are beginning to have positive effect on business results.

(2) Systems for ensuring the propriety of the Company’s business activities and their operational status

A summary of the Board of Directors resolutions concerning the development and operation status of systems to ensure the propriety of the Company’s business activities (internal control systems) is set forth below.

A.	Basic stance on fortifying internal control systems

(a)

In fortifying the internal control systems, the Company aims to achieve legal compliance, management of loss risk and appropriate and efficient business operations and consider various measures, including regulations, organizational and structural improvement, formulation of action plans and the monitoring of activities.

(b)

An internal control committee will be formed as an entity overseeing efforts to have the internal control systems function more efficiently. The committee will aim to fortify internal control systems from the cross-departmental perspective; upon assessing efficacy, necessary improvements will be carried out.

(c)

Appropriate efforts will be made with regard to ensuring the reliability of the internal control systems, which will be involved with the financial reporting based on the U.S. Sarbanes-Oxley Act and the Financial Instruments and Exchange Act.

(d)

The Board of Directors will approve the basic policy on fortifying internal control systems (the Basic Policy), receive regular reports on the progress of the initiative to fortify internal control systems, and oversee and monitor the internal control systems of the Company.

(e)	As chief executive officer, the president and representative director will oversee the efforts to build the internal control systems based on the Basic Policy approved by board members.

B.	Fortifying structure relating to internal control systems

(a)	System to ensure that the performance of duties by directors and employees conform with laws and regulations and the Company’s Articles of Incorporation

We institute the “NTT DOCOMO Group Code of Ethics” and compliance-related regulations and create requisite systems for ethical and legal compliance. In addition, when preparing financial statements, officers responsible for finance, audit & supervisory board members, and independent auditors hold preliminary discussions of significant accounting policies, and for disclosure of company information including financial statements in a manner that conforms with securities-related laws and regulations, matters are decided at meetings of the Board of Directors after the necessary internal procedures pursuant to in-house regulations have been completed. Also, internal audit staff conducts audits of the company’s overall business activities to ensure conformity with laws and regulations and in-house regulations.

(b)	System for storage and maintenance of information relating to the performance of duties by directors

Information relating to the performance of duties by directors is recorded and stored in accordance with rules stipulating the methods of storage and administration of documents and administrative information.

(c)	Regulations and other systems relating to the management of loss risks

Executive directors responsible for risk management periodically summarize information relating to risks in their organizations in accordance with rules concerning risk management, and the internal control committee made up of directors, senior vice presidents, and others identifies risks as necessary for companywide risk management, and decide management policy for identified risks to prevent risks from occurring and to take rapid countermeasures in the event that risks do occur.

(d)	System to ensure that the performance of duties by directors is conducted efficiently

The efficiency of the performance by directors of their duties is ensured by such means as decision-making rules based on internal regulations and the specification of powers relating to their duties, the formulation of medium-term management policies and business plans by the Board of Directors, and the establishment of committees composed of directors, senior vice presidents, and others.

(e)	System to ensure the propriety of the business activities of the corporate group consisting of the Company, its parent company, and its subsidiaries

i.	System for reporting matters concerning the execution of duties of directors, etc. of subsidiaries to the company

In accordance with the rules stipulating fundamental matters relating to the management of affiliated companies for the purpose of the comprehensive development and improvement of performance of the Group, affiliated companies will consult with or report to the Company.

ii.	Regulations and other systems relating to the management of loss risks of subsidiaries

Intrinsic risks in the Group are managed in accordance with the rules concerning risk management, and risk management for Group companies is conducted according to their scale and business type.

iii.	System to ensure that the performance of duties by directors, etc. of subsidiaries is conducted efficiently

Group companies establish decision-making rules and authority in duties according to their scale and business type, and consult or report on principal issues relating to the business operations of the Group as a whole.

iv.	System to ensure that the performance of duties by directors, etc. and employees of subsidiaries conforms with laws and regulations and the Company’s Articles of Incorporation

We have established the “NTT DOCOMO Group Code of Ethics” as a uniform code of ethics for the Group, and all Group companies strive to comply with this code of ethics. Furthermore, subsidiaries’ officers are responsible for formulating and reporting the status of management systems of code of ethics, as well as for reporting to the Company when they identify a problematic situation involving a management executive, and the Company provides the necessary guidance on the appropriate response.

v.	Other systems to ensure appropriate operations

With respect to unusual transactions with the parent company, investigations are conducted by legal personnel and audits are conducted by audit & supervisory board members. Further, audits by internal audit personnel are directed to cover its subsidiaries, and whenever necessary they obtain and assess the results of the internal audits of those companies.

(f)	System to ensure the effectiveness of audits by audit & supervisory board members

i.	Matters relevant to employees assistance to the duties of audit & supervisory board members if their assignment is requested

The Audit & Supervisory Board Member’s Office is established as an organization dedicated to assisting the audit & supervisory board members with the performance of their duties, and specialist staff are assigned to it.

ii.	Matters relevant to the independence of the employees in (i.) above from directors

We provide the Audit & Supervisory Board with advance explanations concerning matters such as transfers and assessment of personnel who belong to the Audit & Supervisory Board Member’s Office, and pay respectful attention to the board’s opinions before acting on such matters.

iii.	Matters relevant to ensuring the effectiveness of instructions of audit & supervisory board members to the employees in (i) above

Employees who belong to the Audit & Supervisory Board Member’s Office exclusively follow the directions and commands of audit & supervisory board members.

iv.	System for reporting to audit & supervisory board members by directors and employees

Directors, executive officers, and employees report promptly to the audit & supervisory board members and to the Audit & Supervisory Board concerning matters prescribed by laws and regulations as well as requested matters necessary for the performance by the audit & supervisory board members of their duties.

v.

System for reporting to the Company’s audit & supervisory board members by subsidiaries’ directors, audit & supervisory board members and other equivalent persons and employees, or persons who have received reports from such persons

The matters to be reported in (iv) above shall include material information reported by Group companies.

vi.	System to ensure that persons making reports in the above items (iv) and (v) are not treated disadvantageously due to making the report

Persons who make reports in the above items (iv) and (v) are not treated disadvantageously due to making the report.

vii.

Matters relevant to procedures policy on the expense or debts arising from the execution such an advance payment or reimbursement of expenses arising from the execution of duties by audit & supervisory board members

Audit & supervisory board members may claim necessary expenses for the execution of their duties, and the Company must make the necessary payments based on such claims.

viii.	Other systems for ensuring that auditing by audit & supervisory board members is conducted effectively

Representative directors and the Audit & Supervisory Board hold regular meetings and develop an auditing environment necessary for enabling the audit & supervisory board members to perform their duties. In addition, representative directors endeavor to establish a system enabling audit & supervisory board members to hold regular and occasional meetings with internal audit staff and independent auditors.

C.	Operational status of internal control systems

(a)

In order to ensure that the performance of duties by directors and employees conforms to laws and regulations and the Articles of Incorporation, meetings of the Compliance Promotion Committee are held to check decisions on initiatives made by management systems for ethical and legal compliance as well as to check on the status of the implementation of such initiatives. Furthermore, periodic training, education and monitoring are carried out for management executives and employees to foster awareness of ethical and legal compliance, and a compliance help desk has been established in an effort to prevent compliance violations.

(b)

In order to store and manage the information related to duties of directors, we established rules for storage and management of written documents and management information and, in fiscal 2015, we revised the rules based on the changes in the internal and external environment such as the enforcement of the “Act on the Use of Numbers to Identify a Specific Individual in the Administrative Procedure.” Furthermore, refer to (3) Efforts Related to Information Security for other details on the Company’s efforts related to information security.

(c)

As rules and other systems related to the management of the risk of loss, the Risk Management Principles were established to contribute to the appropriate and smooth management of the operations of the Company and Group companies, and in fiscal 2015, two meetings of the Internal Control Committee based on the rules were held to identify the risks requiring management across the entire Company and establish management policies on these risks. Furthermore, the Internal Audit Department conducted audits on whether the management policies for each risk were being appropriately managed by each organization.

(d)

In order to ensure the efficient execution of duties of directors, we arrange our organization to realize our management strategy to ensure duties are executed efficiently. In fiscal 2015, the Sales and Marketing Division, and the Broadband Business Department were established.

(e)

In order to ensure the propriety of the business activities of the corporate group consisting of the Company, as well as its parent company and its subsidiaries, we receive the necessary consultation and reports from Group companies, and we provide guidance on the establishment and operation of internal control systems to subsidiaries. Furthermore, the Internal Audit Department conducts internal audits of select Group companies.

(f)

In order to ensure that audit by audit & supervisory board members are conducted effectively, we make quarterly reports of financial condition of subsidiaries deemed to be important in terms of business to audit & supervisory board members, as well as these being reported at the meetings attended by the audit & supervisory board members. Also the results of internal audits for the Company and Group companies are reported to audit & supervisory board members on a monthly basis. Furthermore, the Internal Audit Department, the Accounts and Finance Department and the Accounting Auditor hold periodic tri-party meetings with audit & supervisory board members to encourage coordination.

(3)	Efforts Related to Information Security

The Company recognizing that proper information management is an important management issue, therefore declares the Information Security Policy is the Company’s action policy for information security and will abide by the Information Security Policy and the separate Privacy Policy regarding our customers’ personal information in order to ensure that customers are able to use the Company’s services safely.

Information assets to which the Information Security Policy applies shall include information obtained or learned in the course of the Company’s business activities, as well as all information owned by the Company for business purposes.

Please refer to the Company’s website for further details on the “Information Security Policy” and the “Privacy Policy”:

https://www.nttdocomo.co.jp/english/utility/security/

Throughout this report, amounts prepared based on accounting principles generally accepted in Japan are rounded down to the nearest unit. Amounts prepared in accordance with U.S. generally accepted accounting principles are rounded up or down to the nearest unit.

CONSOLIDATED BALANCE SHEET [U.S. GAAP]

Millions of yen
March 31, 2016
ASSETS
Current assets:
Cash and cash equivalents	¥354,437
Short-term investments	5,872
Accounts receivable	237,040
Receivables held for sale	972,851
Credit card receivables	276,492
Other receivables	381,096
Allowance for doubtful accounts	(17,427)
Inventories	153,876
Deferred tax assets	107,058
Prepaid expenses and other current assets	108,898

Total current assets	2,580,193

Property, plant and equipment:
Wireless telecommunications equipment	5,084,416
Buildings and structures	896,815
Tools, furniture and fixtures	468,800
Land	199,054
Construction in progress	190,261
Accumulated depreciation and amortization	(4,398,970)

Total property, plant and equipment, net	2,440,376

Non-current investments and other assets:
Investments in affiliates	411,395
Marketable securities and other investments	182,905
Intangible assets, net	615,013
Goodwill	243,695
Other assets	479,103
Deferred tax assets	261,434

Total non-current investments and other assets	2,193,545

Total assets	¥7,214,114

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥200
Short-term borrowings	1,764
Accounts payable, trade	793,084
Accrued payroll	53,837
Accrued income taxes	165,332
Other current liabilities	205,602

Total current liabilities	1,219,819

Long-term liabilities:
Long-term debt (exclusive of current portion)	220,200
Accrued liabilities for point programs	75,182
Liability for employees’ retirement benefits	201,604
Other long-term liabilities	137,983

Total long-term liabilities	634,969

Total liabilities	1,854,788

Redeemable noncontrolling interests	16,221

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680
Additional paid-in capital	330,482
Retained earnings	4,413,030
Accumulated other comprehensive income (loss)	14,888
Treasury stock	(405,832)
Total NTT DOCOMO, INC. shareholders’ equity	5,302,248
Noncontrolling interests	40,857

Total equity	5,343,105

Total liabilities and equity	¥7,214,114

(Note)  Amounts are rounded off to the nearest 1 million yen.

CONSOLIDATED STATEMENT OF INCOME [U.S.GAAP]

Millions of yen

Year ended March 31, 2016 (April 1, 2015 - March 31, 2016)
Operating revenues:
Telecommunications services	¥2,815,507
Equipment sales	860,486
Other operating revenues	851,091

Total operating revenues	4,527,084

Operating expenses:
Cost of services (exclusive of items shown separately below)	1,248,553
Cost of equipment sold (exclusive of items shown separately below)	881,471
Depreciation and amortization	625,934
Impairment loss	9,063
Selling, general and administrative	979,039

Total operating expenses	3,744,060

Operating income	783,024

Other income (expense):
Interest expense	(512)
Interest income	987
Other, net	(5,478)

Total other income (expense)	(5,003)

Income before income taxes and equity in net income (losses) of affiliates	778,021

Income taxes:
Current	267,249
Deferred	(55,530)

Total income taxes	211,719

Income before equity in net income (losses) of affiliates	566,302

Equity in net income (losses) of affiliates (including impairment charges of investments in affiliates)	(5,060)

Net income	561,242

Less: Net (income) loss attributable to noncontrolling interests	(12,864)

Net income attributable to NTT DOCOMO, INC.	¥548,378

(Note)  Amounts are rounded off to the nearest 1 million yen.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY [U.S.GAAP]

Year Ended March 31, 2016 (April 1, 2015 – March 31, 2016)

(Millions of yen	)

	NTT DOCOMO, INC. shareholders’ equity
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total NTT DOCOMO, INC. shareholders’ equity	Non- controlling interests	Total equity
Balance as of March 31, 2015	¥949,680	¥339,783	¥4,397,228	¥52,599	¥(359,218)	¥5,380,072	¥22,544	¥5,402,616
Purchase of treasury stock					(307,486)	(307,486)		(307,486)
Retirement of treasury stock			(260,872)		260,872	—		—
Cash dividends declared to NTT DOCOMO, INC. shareholders			(271,704)			(271,704)		(271,704)
Cash distributions to noncontrolling interests						—	(2,390)	(2,390)
Aquisition of new subsidiaries						—	22	22
Changes in interest in subsidiaries		(9,301)				(9,301)	8,489	(812)
Others						—	(46)	(46)
Net income			548,378			548,378	12,232	560,610
Other comprehensive income (loss)				(37,711)		(37,711)	6	(37,705)

Balance as of March 31, 2016	¥949,680	¥330,482	¥4,413,030	¥14,888	¥(405,832)	¥5,302,248	¥40,857	¥5,343,105

(Notes)	1. Amounts are rounded off to the nearest 1 million yen.
2. Changes in the redeemable noncontrolling interest are not included in the table.

(Reference) CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME [U.S.GAAP]

Millions of yen
Year ended March 31, 2016 (April 1, 2015 - March 31, 2016)
Net income	¥561,242
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	(5,993)
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	(117)
Foreign currency translation adjustment, net of applicable taxes	(10,587)
Pension liability adjustment, net of applicable taxes	(21,008)

Total other comprehensive income (loss)	(37,705)

Comprehensive income	523,537

Less: Comprehensive (income) loss attributable to noncontrolling interests	(12,870)

Comprehensive income attributable to NTT DOCOMO, INC.	¥510,667

(Note)  Amounts are rounded off to the nearest 1 million yen.

NON-CONSOLIDATED BALANCE SHEET (As of March 31, 2016)

(Millions of yen)

ASSETS
Non-current assets
Non-current assets for telecommunications businesses
Property, plant and equipment
Machinery and equipment	¥954,127
Antenna facilities	551,354
Telecommunications line facilities	29,959
Pipe and hand holes	13,511
Building	310,460
Structures	73,520
Other machinery and equipment	2,917
Vehicles	338
Tools, furniture and fixtures	71,641
Land	196,340
Lease assets	173
Construction in progress	138,963

Total property, plant and equipment	2,343,309

Intangible assets
Rights to use utility facilities	12,476
Software	512,927
Patents	170
Leasehold rights	57,316
Lease assets	37
Other intangible assets	21,296

Total intangible assets	604,224

Total non-current assets for telecommunications businesses	2,947,533

Investments and other assets
Investment securities	341,086
Shares of affiliated companies	303,691
Other investments in affiliated companies	45,190
Contributions in affiliated companies	5,366
Long-term loan receivable	57
Long-term loan receivable in affiliated companies	48,215
Long-term prepaid expenses	21,745
Long-term accounts receivable, other	268,200
Deferred tax assets	133,942
Other investments and other assets	92,008
Allowance for doubtful accounts	(28,339)

Total investments and other assets	1,231,164

Total non-current assets	4,178,698

Current assets
Cash and bank deposits	29,967
Accounts receivable, trade	503,681
Accounts receivable, other	1,328,713
Securities	50,005
Inventories and supplies	184,340
Advances	5,594
Prepaid expenses	33,774
Deposits	206,321
Deferred tax assets	57,529
Other current assets	64,411
Allowance for doubtful accounts	(47,391)

Total current assets	2,416,947

Total assets	¥6,595,645

(Note)  Amounts are rounded down to the nearest 1 million yen.

(Millions of yen)

LIABILITIES
Long-term liabilities
Bonds	¥220,000
Lease obligations	197
Liability for employees’ retirement benefits	165,015
Accrued liabilities for loyalty programs	89,251
Asset retirement obligations	2,806
Other long-term liabilities	580

Total long-term liabilities	477,851

Current liabilities
Accounts payable, trade	258,527
Lease obligations	160
Accounts payable, other	552,469
Accrued expenses	11,735
Accrued income taxes	157,071
Advances received	20,920
Deposits received	74,859
Provision for loss on business of affiliated companies	9,100
Other current liabilities	44,101

Total current liabilities	1,128,947

Total liabilities	1,606,799

NET ASSETS
Shareholders’ equity
Common stock	949,679

Capital surplus
Capital legal reserve	292,385

Total capital surplus	292,385

Earned surplus
Earned legal reserve	4,099
Other earned surplus
Accelerated depreciation reserve	48
General reserve	358,000
Earned surplus brought forward	3,759,741

Total earned surplus	4,121,889

Treasury stock	(405,832)

Total shareholders’ equity	4,958,122

Valuation and translation adjustments
Net unrealized holding gains or losses on securities	30,724

Total valuation and translation adjustments	30,724

Total net assets	4,988,846

Total liabilities and net assets	¥6,595,645

(Note)  Amounts are rounded down to the nearest 1 million yen.

NON-CONSOLIDATED STATEMENT OF INCOME

Year ended March 31, 2016 (April 1, 2015 - March 31, 2016)

(Millions of yen)

Recurring profits and losses
Operating revenues and expenses
Telecommunications businesses
Operating revenues
Voice transmission services	¥841,060
Data transmission services	2,103,276
Other	53,738	¥2,998,075

Operating expenses
Sales expenses	802,092
Facility maintenance expenses	335,652
General expenses	50,176
Administrative expenses	57,878
Research expenses	62,932
Depreciation and amortization	591,826
Loss on disposal of property, plant and equipment and intangible assets	55,219
Communication network charges	277,288
Taxes and public dues	43,655	2,276,720

Operating income from telecommunications businesses		721,355
Supplementary businesses
Operating revenues		1,463,429
Operating expenses		1,466,233

Operating income (losses) from supplementary businesses		(2,804)

Total operating income		718,550
Non-operating revenues and expenses
Non-operating revenues
Interest income	1,469
Interest income-securities	225
Dividend income	35,757
Profit on sale of investment securities	5,558
Rental income	7,596
Miscellaneous income	3,978	54,585

Non-operating expenses
Interest expense	100
Interest expense-bonds	2,590
Provision for doubtful accounts for an affiliated company	7,700
Write-down of investment securities	9,427
Miscellaneous expenses	3,057	22,875

Recurring profit		750,261

Extraordinary Loss
Impairment loss	2,728
Provision for loss on business of affiliated companies	9,100
Write-down of investment in affiliated companies	46,538
Loss on sale of investment in an affiliated company	9,460	67,827

Income before income taxes		682,433
Income taxes-current		242,700
Income taxes-deferred		(21,273)

Net income		¥461,006

(Note)  Amounts are rounded down to the nearest 1 million yen.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

Year ended March 31, 2016 (April 1, 2015 - March 31, 2016)

								(Millions of yen)
	Shareholders’ equity
	Common stock	Capital surplus		Earned surplus					Treasury stock	Total shareholders’ equity
		Capital legal reserve	Total capital surplus	Earned legal reserve	Other earned surplus			Total earned surplus
					Accelerated depreciation reserve	General reserve	Earned surplus brought forward
Balance as of April 1, 2015	¥949,679	¥292,385	¥292,385	¥4,099	¥73	¥358,000	¥3,831,284	¥4,193,458	¥(359,217)	¥5,076,304
Changes during the annual period
Reversal of accelerated depreciation reserve					(25)		25	—		—
Dividends from surplus							(271,703)	(271,703)		(271,703)
Net income							461,006	461,006		461,006
Purchase of treasury stock									(307,485)	(307,485)
Retirement of treasury stock							(260,871)	(260,871)	260,871	—
Net changes other than shareholders’ equity
The total amount of changes during the annual period	—	—	—	—	(25)	—	(71,543)	(71,568)	(46,614)	(118,182)

Balance as of March 31, 2016	¥949,679	¥292,385	¥292,385	¥4,099	¥48	¥358,000	¥3,759,741	¥4,121,889	¥(405,832)	¥4,958,122

(Note) Amounts	are rounded down to the nearest 1 million yen.

(Millions of yen)

	Valuation and translation adjustments		Total net assets
	Net unrealized holding gains or losses on securities	Total valuation and translation adjustments
Balance as of April 1, 2015	¥91,639	¥91,639	¥5,167,944
Changes during the annual period
Reversal of accelerated depreciation reserve			—
Dividends from surplus			(271,703)
Net income			461,006
Purchase of treasury stock			(307,485)
Retirement of treasury stock			—
Net changes other than shareholders’ equity	(60,915)	(60,915)	(60,915)
The total amount of changes during the annual period	(60,915)	(60,915)	(179,098)

Balance as of March 31, 2016	¥30,724	¥30,724	¥4,988,846

(Note)  Amounts are rounded down to the nearest 1 million yen.

[English Translation of the Auditors’ Report Originally Issued in the Japanese Language]

Independent Auditor’s Report

May 10, 2016

The Board of Directors

NTT DOCOMO, INC.

KPMG AZSA LLC

Hideki Amano (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

Kensuke Sodekawa (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

Kotetsu Nonaka (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

We have audited the consolidated financial statements, comprising the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in equity and the related notes of NTT DOCOMO, INC. as at March 31, 2016 and for the year from April 1, 2015 to March 31, 2016 in accordance with Article 444-4 of the Companies Act.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the second sentence of Article 120-1 applied mutatis mutandis persuant to Article 120-3-3 of the Ordinance on Company Accounting that prescribes some omissions of disclosure items required under accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above, which were prepared in accordance with the second sentence of Article 120-1 applied mutatis mutandis persuant to Article 120-3-3 of the Ordinance on Company Accounting that prescribes some omissions of disclosure items required under accounting principles generally accepted in the United States of America, present fairly, in all material respects, the financial position and the results of operations of NTT DOCOMO, INC. and its consolidated subsidiaries for the period, for which the consolidated financial statements were prepared.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Notes to the Reader of Independent Auditor’s Report:

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act.

Independent Auditor’s Report

May 10, 2016

The Board of Directors

NTT DOCOMO, INC.

KPMG AZSA LLC

Hideki Amano (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

kensuke Sodekawa (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

Kotetsu Nonaka (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

We have audited the non-consolidated financial statements, comprising the non-consolidated balance sheet, the non-consolidated statement of income, the non-consolidated statement of changes in net assets and the related notes, and the supplementary schedules of NTT DOCOMO, INC. as at March 31, 2016 and for the year from April 1, 2015 to March 31, 2016 in accordance with Article 436-2-1 of the Companies Act.

Management’s Responsibility for the non-consolidated Financial Statements and Others

Management is responsible for the preparation and fair presentation of the non-consolidated financial statements and the supplementary schedules in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of non-consolidated financial statements and the supplementary schedules that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the non-consolidated financial statements and the supplementary schedules based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the non-consolidated financial statements and the supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the non-consolidated financial statements and the supplementary schedules. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the non-consolidated financial statements and the supplementary schedules, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the non-consolidated financial statements and the supplementary schedules in order to design audit procedures that are appropriate in the circumstances, while the objective of the non-consolidated financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the non-consolidated financial statements and the supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the non-consolidated financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of NTT DOCOMO, INC. for the period, for which the non-consolidated financial statements and the supplementary schedules were prepared, in accordance with accounting principles generally accepted in Japan.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Notes to the Reader of Independent Auditor’s Report:

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act.

[English Translation]

Audit Report of Audit & Supervisory Board

Based on audit reports from each audit & supervisory board member, and following due discussion at meetings, the Audit & Supervisory Board has prepared this audit report regarding the execution of the duties of the Board of Directors in the 25th fiscal year from April 1, 2015 to March 31, 2016. The Board reports as follows.

1. Outline of Audit Methodology

The Audit & Supervisory Board established an auditing plan and received reports from each audit & supervisory board member on the status of the implementation of audits and the results thereof, as well as reports from the Board of Directors and the Independent Auditors regarding the status of execution of their duties, and requested explanations as necessary.

Also, on the basis of the Audit & Supervisory Board Rules established by the Audit & Supervisory Board, and in accordance with its auditing plan, the audit & supervisory board members sought mutual understanding with the Directors, the internal auditing department, other employees and the Independent Auditors in their efforts to collect information, and carried out the audit as follows:

(1)

attended meetings of the Board of Directors and other important meetings, and received reports from Directors and employees regarding performance of their duties, requested explanations as necessary, perused important documents regarding decisions and approvals made and investigated the status of operations and the financial position at the company’s head office and major offices of business;

(2)

carried out an audit and verification of the particulars of Board of Directors resolutions relating to the establishment of structures necessary to ensure that the Board of Directors’ performance of its duties is in conformity with laws and regulations and the Company’s Articles of Incorporation and to otherwise ensure the appropriateness of the business of a kabushiki kaisha, as well as the structures established pursuant to such resolutions (internal control system);

(3)

regarding the subsidiaries, the Audit & Supervisory Board sought to achieve a mutual understanding and exchange of information with directors and other persons and audit & supervisory board members of the subsidiaries, and, where necessary, received business reports from the subsidiaries;

(4)

regarding related party transactions including transactions with our parent company, concerning matters taken into account to ensure that such transactions did not negatively impact the Company’s earnings and the Company’s judgment and rationale whether such transactions would negatively impact the Company’s earnings, evaluated the particulars of such transactions, based on, among other factors, the Board of Directors’ review and other review processes; and

(5)

audited and verified whether the Independent Auditors maintained their independence and carried out their audits appropriately, received reports from the Independent Auditors regarding the execution of their duties and, where necessary, requested explanations. Also, the Audit & Supervisory Board received notification from the Independent Auditors to the effect that the structure to ensure that duties are executed appropriately has been established and requested explanations as necessary.

Based on the above methodology, the Audit & Supervisory Board evaluated business reports, supplementary schedules, the non-consolidated financial statements related to the fiscal year ended March 31, 2015 (the non-consolidated balance sheet, the non-consolidated statement of income, the non-consolidated statement of changes in net assets, and the related notes), and the supplementary schedules as well as the consolidated financial statements (the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in equity and the related notes).

2. Audit Results

(1) Results of the audit of the Business Report

i.	We find that the Business Report and its supplementary schedules accurately reflect the conditions of the company in accordance with laws and regulations and the Articles of Incorporation.
ii.	No inappropriate conduct concerning the execution of duties by Directors or material facts in violation of law or the Articles of Incorporation were found.
iii..

We find that the particulars of Board of Directors’ resolutions concerning the internal control systems are appropriate. Further, no matters requiring note on our part were found with respect to Directors’ execution of duties in regards to the internal control system.

iv.

Regarding related party transactions including transactions with our parent company, concerning matters taken into account to ensure that such transactions did not negatively impact the Company’s earnings and the Company’s judgment and rationale whether such transactions would negatively impact the Company’s earnings, no matters requiring note on our part were found.

(2) Results of the audit of the non-consolidated financial statements, supplementary schedules and the consolidated financial statements

We find that the methodology and results of the audit by the Independent Auditor, KPMG AZSA LLC, are appropriate.

May 12, 2016
Audit & Supervisory Board Members of NTT DOCOMO, INC.
Tooru Kobayashi, Full-time Audit & Supervisory Board Member	seal
Naoto Shiotsuka, Full-time (Outside) Audit & Supervisory Board Member	seal
Toshimune Okihara, Full-time (Outside) Audit & Supervisory Board Member	seal
Yutaka Kawataki, Full-time (Outside) Audit & Supervisory Board Member	seal
Eiko Tsujiyama, (Outside) Audit & Supervisory Board Member	seal

Companies listed on the NYSE must comply with certain standards regarding corporate governance under Section 303A of the NYSE Listed Company Manual. However, listed companies that are foreign private issuers, such as the Company, are permitted to follow home country practice in lieu of certain provisions of Section 303A.

We have posted on our corporate website the significant differences between the corporate governance practices followed by NYSE-listed U.S. companies under Section 303A of the NYSE Listed Company Manual and those followed by the Company

(https://www.nttdocomo.co.jp/english/corporate/ir/management/governance/nyse.html).